SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

On April 16, 2003, Kookmin Bank released the following information.

Exhibit Index

99.1	Kookmin Bank Consolidated Audit Report 2002

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 16, 2003	By:	/s/ Jong-Kyoo Yoon
(Signature)

	Name:	Jong-Kyoo Yoon
	Title:	ExecutiveVice President & Chief Financial Officer

3

Independent Auditor’s Report

To the Board of Directors and Shareholders of

Kookmin Bank

We have audited the accompanying consolidated balance sheets of Kookmin Bank (“the Bank”) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended, expressed in Korean Won. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Kookmin Credit Card Co., Ltd., Kookmin Futures Co., Ltd., Kookmin Bank Luxembourg S.A., and Kookmin Finance HK Ltd., whose statements represent 7.4% of total assets as of December 31, 2002 and 16.2% of total revenues for the year then ended. Also, we did not audit the financial statements of subsidiaries, Kookmin Credit Card Co., Ltd., Kookmin Leasing Co., Ltd., Kookmin Venture Capital Co., Ltd., Kookmin Futures Co., Ltd., Kookmin Investment Co., Ltd., Kookmin Bank Luxembourg S.A., Kookmin Finance HK Ltd., Kookmin Bank Finance Asia Ltd., and Kookmin Leasing & Finance (Hong Kong) Ltd., whose statements represent 6.9% of total assets as of December 31, 2001 and 18.1% of total revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kookmin Bank and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their shareholders’ equity and their cash flows for the years then ended in conformity with financial accounting standards for consolidated financial statements generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 32 to the consolidated financial statements, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million. The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on New York Stock Exchange as American Depositary Shares (“ADS”) since November 1, 2001.

Continued;

Samil Accounting Corporation is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 2 to the consolidated financial statements, during the current period, the rates for determining allowances for consumer loans and credit cards loans were changed, in preparation for the increasing risk of loan losses due to the increase of consumer loans and credit cards, as follows.

Credit Risk Classification	Allowance Rates before Changes	Allowance Rates after Changes
		Consumer	Credit Cards
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

As a result of the changed allowance rates, for the year ended December 31, 2002, the Bank provided additional allowances of (Won)274,673 million for consumer loans and (Won)87,035 million for credit cards loans, resulting in a decrease of (Won)361,708 million in net income before income tax expenses.

Kookmin Credit Card, a subsidiary of the Bank, had been providing for loan losses under the Regulation on Supervision of Credit-Specialized Financial Business in prior years. However, from the current period, to better provide for increased risks against losses on credit card receivables, Kookmin Credit Card revised its provision policy based on the historical loan loss rates and expectations on future redemption amounts. Due to this change, for the year ended December 31, 2002, Kookmin Credit Card provided additional allowances of (Won)397,158 million resulting in a decrease of (Won)397,158 million in net income before income taxes.

As discussed in Note 1 and 18 to the consolidated financial statements, the Bank sold 65.43% of its 85.43% investment in Alpha Capital Corp. (Jooeun Leasing Co., Ltd. until prior period) and (Won)172,024 million of its loans to Sun Capital Inc. for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

As discussed in Note 18 to the consolidated financial statements, the Bank sold its 87.00% ownership of Kookmin Investment Trust Management Co., Ltd. and 88.66% ownership of Kookmin Leasing Co., Ltd. to Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, and Sun Capital Inc. on May 29, 2002 and December 27, 2002, respectively.

As a result of the changes in the scope of the subsidiaries of the Bank, assets of (Won)788,924 million and liabilities of (Won)615,097 million which were included in the consolidated financial statements as of December 31, 2001, were excluded from the consolidated financial statements as of December 31, 2002.

Continued;

As discussed in Note 1 to the consolidated financial statements, Kookmin Venture Capital Co., Ltd. merged with Frontier Investment Co., Ltd. and Kookmin Investment Co., Ltd. on December 31, 2001 and June 27, 2002, respectively, to avoid duplicate investments. Kookmin Venture Capital Co., Ltd., Frontier Investment Co., Ltd., and Kookmin Investment Co., Ltd. had been subsidiaries of the Bank as of December 31, 2001.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea

February 14, 2003

This report is effective as of February 14, 2003, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KOOKMIN BANK

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
ASSETS:
Cash and due from banks (Note 3)	(Won)	4,790,636	(Won)	7,842,446
Trading securities (Note 4)		9,273,445		11,634,338
Investment securities (Note 5)		27,588,861		26,653,008
Loans (Notes 6 and 7)		135,143,612		116,340,721
Fixed assets (Note 8)		3,360,158		3,291,295
Other assets (Note 9)		6,969,562		6,836,998

Total Assets	(Won)	187,126,274	(Won)	172,598,806

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Deposits (Note 10)	(Won)	126,890,960	(Won)	120,448,949
Borrowings (Note 11)		15,473,094		17,072,682
Debentures (Note 12)		23,450,346		13,861,215
Other liabilities (Note 15)		10,956,773		11,939,004

Total Liabilities		176,771,173		163,321,850

Commitments and Contingencies (Note 18)
Common stock, par value : (Won)5,000 authorized : 1,000 million shares, issued and outstanding : 328,258,685 shares (Notes 1 and 19)		1,641,293		1,498,487
Capital surplus (Note 20)		5,968,401		5,745,002
Retained earnings (Note 21)		2,462,235		1,519,064
Capital adjustments (Note 22)		30,817		205,274
Minority interest in consolidated subsidiaries (Note 23)		252,355		309,129

Total Shareholders’ Equity		10,355,101		9,276,956

Total Liabilities and Shareholders’ Equity	(Won)	187,126,274	(Won)	172,598,806

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2002 and 2001

	In Millions of Korean Won except for share amounts
	2002		2001
Interest income:
Interest on due from banks	(Won)	56,412	(Won)	91,986
Interest on trading securities		369,631		379,593
Interest on investment securities		2,059,765		1,864,045
Interest on loans		10,472,306		5,824,121
Other interest income		130,323		144,362

		13,088,437		8,304,107

Interest expenses:
Interest on deposits		4,982,936		3,783,808
Interest on borrowings		735,982		703,912
Interest on debentures		1,236,299		947,119
Other interest expenses		52,738		66,778

		7,007,955		5,501,617

Net interest income		6,080,482		2,802,490
Provision for loan losses (Note 7)		3,196,161		1,414,178

Net interest income after provision for loan losses		2,884,321		1,388,312

Non-interest income:
Fees & commission income		2,571,278		2,157,852
Dividends on trading securities		1,234		495
Dividends on investment securities (Note 25)		13,575		7,138
Gain on foreign currency transactions		212,832		398,630
Gain on derivatives (Note 17)		2,378,593		2,314,740
Other (Note 24)		597,648		445,891

		5,775,160		5,324,746

Non-interest expenses:
Fees & commission expenses		862,507		436,417
General and administrative expenses		2,977,475		1,764,850
Loss on foreign currency transactions		246,090		270,697
Loss on derivatives (Note 17)		2,193,185		2,336,897
Other (Note 24)		424,015		368,053

		6,703,272		5,176,914

Operating income		1,956,209		1,536,144
Non-operating loss, net (Note 26)		(137,777)		(179,839)
Extraordinary gain		—		161,527

Income before income tax expenses		1,818,432		1,517,832

Income tax expenses (Note 27)		612,384		560,400

Net income before consolidation adjustment		1,206,048		957,432
Minority interest in earnings of consolidated subsidiaries		65,260		(120,557)

Net income	(Won)	1,271,308	(Won)	836,875

Basic earnings per share (Note 28)(In Korean Won)	(Won)	4,001	(Won)	4,188

Diluted earnings per share (Note 28)(In Korean Won)	(Won)	4,001	(Won)	4,003

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK

CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the years ended December 31, 2002 and 2001

	(In millions of Korean Won)
	Capital		Capital surplus		Retained earning		Capital adjustments		Minority interest		Total
Balance, January 1, 2001	(Won)	1,698,067	(Won)	1,647,292	(Won)	708,156	(Won)	(17,100)	(Won)	215,251	(Won)	4,251,666
Business combination		(219,445)		4,067,855		—		—		—		3,848,410
Conversion of overseas convertible bonds to stocks		19,865		15,069		—		—		—		34,934
Acquisition of equity securities of subsidiaries		—		14,336		—		—		—		14,336
Net income		—		—		836,875		—		—		836,875
Appropriations for dividends		—		—		(119,867)		89,900		—		(29,967)
Loss in excess of minority interest		—		—		32,427		—		—		32,427
Changes in treasury stock		—		450		—		39,673		—		40,123
Unrealized gain on investment securities		—		—		—		67,294		—		67,294
Stock options		—		—		—		25,507		—		25,507
Changes in minority interest		—		—		—		—		93,878		93,878
Others		—		—		61,473		—		—		61,473

Balance, December 31, 2001	(Won)	1,498,487	(Won)	5,745,002	(Won)	1,519,064	(Won)	205,274	(Won)	309,129	(Won)	9,276,956

Balance, January 1, 2002	(Won)	1,498,487	(Won)	5,745,002	(Won)	1,519,064	(Won)	205,274	(Won)	309,129	(Won)	9,276,956
Conversion of overseas convertible bonds to stocks		52,906		181,194		—		—		—		234,100
Changes in minority interest in Kookmin Card		—		42,610		(4,294)		—		14,965		53,281
Net income		—		—		1,271,308		—		—		1,271,308
Appropriations for dividends		—		—		(325,234)		—		(6,883)		(332,117)
Issuance of stock dividends		89,900		—		—		(89,900)		—		—
Loss in excess of minority interest		—		—		3,360		—		—		3,360
Changes in treasury stock		—		—		—		(147,610)		—		(147,610)
Unrealized gain on investment securities		—		—		—		87,330		34		87,364
Stock options		—		—		—		(25,624)		395		(25,229)
Changes in minority interest		—		—		—		—		(65,260)		(65,260)
Others		—		(405)		(1,969)		1,347		(25)		(1,052)

Balance, December 31, 2002	(Won)	1,641,293	(Won)	5,968,401	(Won)	2,462,235	(Won)	30,817	(Won)	252,355	(Won)	10,355,101

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,271,308	(Won)	836,875
Adjustments to reconcile net income to net cash provided by operating activities:
Realized gain on trading securities, net		(94,540)		(49,350)
Unrealized gain on trading securities, net		(118,486)		14,430
Provision for loan losses		3,196,161		1,414,178
Gain on foreign currency transactions, net		33,258		(127,933)
Loss on derivative instruments, net		(185,408)		22,157
Retirement benefits		114,023		124,853
Depreciation and amortization		445,471		197,459
Gain on disposal of fixed assets, net		6,401		17,575
Realized gain on investment securities, net		(188,226)		(89,230)
Impairment loss on investment securities, net		348,697		117,665
Loss on sale of troubled loans, net		97,644		162,305
Minority interest in earnings of consolidated subsidiaries		(65,260)		120,557
Others, net		29,070		(374,235)
Changes in assets and liabilities resulting from operations:
Accrued income		13,225		310,056
Prepaid expenses		(94,532)		(3,552)
Deferred tax assets		(40,229)		85,910
Other assets		(15,409)		(99,809)
Accrued expenses		(202,531)		(202,020)
Unearned income		(7,436)		(8,425)
Deferred tax liabilities		(29)		824
Withholding taxes		(55,480)		(50,306)
Other liabilities		69,148		36,397
Payment of retirement benefits		(24,034)		(655,644)
Increase in pension funds		(63,894)		(27,821)
Decrease in the National pension fund		69		26,519

Net cash provided by operating activities	(Won)	4,468,981	(Won)	1,799,435

The accompanying notes are an integral part of these consolidated financial statements.

Continued;

KOOKMIN BANK

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002 and 2001

	In Millions of Korean Won
	2002		2001
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in due from banks	(Won)	2,797,251	(Won)	(2,112,025)
Decrease (increase) in trading securities		2,507,440		(3,581,594)
Increase in investment securities		(959,556)		(1,376,433)
Increase in loans, net		(21,183,846)		(8,836,726)
Proceeds from disposal of fixed assets		17,749		26,531
Acquisition of fixed assets		(706,195)		(479,701)
Others, net		(54,197)		(1,315,097)

Net cash used in investing activities		(17,581,354)		(17,675,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in deposits, net		6,442,197		11,503,007
Increase (decrease) in borrowings		(1,972,051)		4,000,529
Increase (decrease) in debentures		9,839,721		(2,880,627)
Others, net		(1,441,623)		2,572,955

Net cash provided by financing activities		12,868,244		15,195,864

Decrease in cash resulting form changes in the scope of consolidated subsidiaries		(18,143)		—
Net decrease in cash and cash equivalents		(262,272)		(679,746)
Cash and cash equivalents, beginning of year (Note 33)		3,469,520		4,149,266

Cash and cash equivalents, end of year (Note 33)	(Won)	3,207,248	(Won)	3,469,520

The accompanying notes are an integral part of these consolidated financial statements.

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

1.    The Consolidated Company;

The accompanying consolidated financial statements have been prepared in accordance with financial accounting standards and the relevant laws and regulations of the Republic of Korea. The accompanying consolidated financial statements include the banking accounts and trust accounts, subject to guaranteed fixed rates of return or principal repayment, of Kookmin Bank and its consolidated subsidiaries (“the Consolidated Company”). General information on Kookmin bank and its controlled subsidiaries is described below.

The Bank -

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Act concerning the Structural Improvement of the Financial Industry, the Bank purchased certain assets, including the loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. The Bank completed the legal consolidation with H&CB as of October 31, 2001 (See Note 32).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange on November 9, 2001. The Bank’s paid-in capital amounts to (Won)1,641,293 million as of December 31, 2002. Also, as of December 31, 2002, 37,728,214 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADS”) (See Note 19).

The Bank is engaged in the banking and trust business according to the provisions of the General Banking Act and the Trust Business Act and operates through 1,336 domestic branches and offices (including ATMs) and 3 overseas branches as of December 31, 2002.

Trust Accounts of the Bank -

According to the accounting and reporting guidelines by the banking regulatory authorities, the accompanying consolidated financial statements include trusts subject to guaranteed fixed rates of return or principal repayment. Total assets of consolidated and non-consolidated trusts of the Consolidated Company at December 31, 2002 and 2001 are as follows (in millions of Won):

	2002		2001
Consolidated trusts	(Won)	3,960,057	(Won)	5,865,422
Non-consolidated trusts		38,248,912		26,434,210

	(Won)	42,208,969	(Won)	32,299,632

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

1.    The Consolidated Company, Continued;

Subsidiaries either consolidated or accounted for by the equity method -

The subsidiaries of the Bank, either consolidated or accounted for by the equity method as of December 31, 2002 and 2001, are summarized as follows:

Companies	Balance sheet date	2002		2001
		Number of shares	Ownership (%)	Number of shares	Ownership (%)
Consolidated subsidiaries
Kookmin Credit Card Co., Ltd.	December 31	54,365,028	74.27	54,365,028	74.27
Kookmin Data System Corp.	December 31	799,800	99.98	799,800	99.98
Kookmin Futures Co., Ltd.	March 31	3,999,200	99.98	3,999,200	99.98
Kookmin Investment Co., Ltd.1*	December 31	8,941,587	99.89	6,399,930	99.99
K.B. Luxembourg S.A.	December 31	70,000	100.00	70,000	100.00
Kookmin Finance Hong Kong Ltd.	December 31	2,000,000	100.00	2,000,000	100.00
K.B. Int’l Ltd.(London)	December 31	20,000,000	100.00	20,000,000	100.00
KB Investment Trust Mgt. Co., Ltd.2*	March 31	6,134,040	80.00	6,134,040	80.00
KB Real Estate Trust Co., Ltd. 3*	December 31	15,999,930	99.99	15,999,930	99.99
KB Credit Information Co., Ltd. 4*	December 31	867,716	69.28	504,000	50.00
Kookmin Leasing Co., Ltd. 5*	March 31	—	—	36,541,400	88.66
Kookmin Venture Capital Co., Ltd. 1*	December 31	—	—	8,855,024	94.11
Frontier Investment Corp.1*	December 31	—	—	4,599,965	99.99
Kookmin Finance Asia Ltd. (HK) 6*	December 31	—	—	2,000,000	100.00
Kookmin Leasing & Finance 7*	December 31	—	—	20,000,000	100.00
Alpha Capital Corp.8*	March 31	—	—	16,960,000	85.43
Jooeun Industrial Co., Ltd. 9*	December 31	—	—	1,999,910	99.99
Kookmin Bank Investment Trust Mgt. Co., Ltd. 10*	December 31	—	—	1,999,910	99.99
Equity method investees
ING Life Co., Ltd.	March 31	280,000	20.00	1,400,000	20.00
Korea Asset Investment Co., Ltd.12*	December 31	1,005,000	49.79	1,005,000	49.79
Korea Mortgage Corp. 11 *	December 31	6,000,000	26.67	6,000,000	28.22
Jeio Co., Ltd. 12*	December 31	419,049	21.14	—	—
Jooeun Industrial Co., Ltd. 9*	December 31	1,999,910	99.99	—	—
Kookmin Finance Asia Ltd. (HK) 6*	December 31	2,000,000	100.00	—	—

1*	Kookmin Investment Co., Ltd. merged with Frontier Investment Corp. as of December 31, 2001 and with Kookmin Venture Capital Co., Ltd. as of June 27, 2002.
2*	Jooeun Investment Trust Mgt Co., Ltd. was renamed KB Investment Trust Mgt. Co., Ltd. as of June 10, 2002.
3*	Jooeun Real Estate Trust Co., Ltd. was renamed KB Real Estate Trust Co., Ltd. as of September 16, 2002.
4*	Jooeun Credit Information Co., Ltd. merged with KB Credit Information Co., Ltd. as of May 2, 2002 and was renamed KB Credit Information Co., Ltd.
5*	The Bank sold Kookmin Leasing Co., Ltd. to Sun Capital Co., Ltd. and excluded it from the scope of consolidation.
6*	Kookmin Finance Asia Ltd. (HK) is in the process of liquidation and was excluded from the scope of consolidation as of December 31, 2002
7*	Kookmin Leasing & Finance, a subsidiary of Kookmin Leasing Co., Ltd. was excluded from the scope of consolidation due to the disposal of Kookmin Leasing Co., Ltd.
8*	The Bank sold the stocks of Alpha Capital Corp. in this fiscal year and excluded it from the scope of consolidation and applying the equity method due to a reduction to 14.97% in equity ownership.
9*	The dissolution of Jooeun Industrial Co., Ltd. was approved during the shareholders’ meeting of the company on March 19, 2002.
10*	The Bank sold the stocks of Kookmin Bank Investment Trust Mgt. Co., Ltd. to Morgan Stanley Global Emerging Markets Inc. in this fiscal year and excluded it from the scope of consolidation and applying the equity method.
11*	Korea Mortgage Corp. increased its capital as of December 21, 2002 but since the consolidated company did not participate, its equity rate decreased.
12*	Korea Asset Investment Co., Ltd. was invested by the Bank and Kookmin Investment Co., Ltd., a subsidiary of the Bank, and Jeio Co., Ltd. was invested by Kookmin Investment Co., Ltd., a subsidiary of the Bank.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

1.    The Consolidated Company, Continued;

Operations of the subsidiaries either consolidated or accounted for by the equity method -

Consolidated Subsidiaries -

	Location	Outstanding Capital (in Millions)		Major Business
Kookmin Credit Card Co., Ltd.	Korea	KRW	366,000	Credit card operations, consumer installment financing, factoring, payment guarantees
Kookmin Data System Corp.	Korea		8,000	Software services for the Bank and other companies
Kookmin Futures Co., Ltd.	Korea		20,000	Dealing and brokerage services for futures transactions
Kookmin Investment Co., Ltd.	Korea		44,759	Investing and financing small and medium-sized enterprises
Kookmin Bank Luxembourg S.A.	Luxembourg	EUR	17.5	Commercial banking business and foreign exchange operation
Kookmin Bank Int’l Ltd. (London)	U.K.	GBP	20	Commercial banking business and foreign exchange operation
Kookmin Finance HK Ltd.	Hong Kong	USD	20	Commercial banking business and foreign exchange operation
KB Investment Trust Mgt. Co., Ltd	Korea	KRW	38,338	Providing security investment trust services and investment consulting services
KB Real Estate Trust Co., Ltd.	Korea		80,000	Development, management and brokerage services with regard to real estate and trust business of real estate
KB Credit Information Co., Ltd.	Korea		6,262	Delinquent loan collecting service and credit checking service

Equity Method Investees -

	Location	Outstanding Capital (in Millions)		Major Business
ING Life Co., Ltd. 1*	Korea	KRW	70,000	Insurance
Korea Asset Investment Co., Ltd.	Korea		10,093	Franchising, financing, consulting and information services with regard to real estate
Korea Mortgage Corp.	Korea		106,300	Purchase, issuance and sales of mortgage backed securities
Jeio co., Ltd.	Korea		2,095	Inspecting materials, manufacturing measuring instruments
Jooeun Industrial Co., Ltd.	Korea		10,000	House construction, rent and management service with regard to real estate
Kookmin Finance Asia Ltd. (HK)	Hong Kong	USD	20	Commercial banking business and foreign exchange operation

1*	The Consolidated Company applied the equity method based on the amended financial statements of ING Life Korea Co., Ltd. for additional (Won)16,117 million of income taxes.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

1.    The Consolidated Company, Continued;

Significant Financial Data -

A summary of significant financial data of the Bank and its subsidiaries, included in the accompanying consolidated financial statements is as follows (in millions of Won):

	Total Assets		Shareholders’ Equity		Operating Revenue		Net Income (Loss)
Banking accounts	(Won)	171,498,841	(Won)	10,049,397	(Won)	15,587,361	(Won)	1,310,291
Trust accounts		3,960,057		45,755		314,121		—
Kookmin Credit Card Co., Ltd.		13,381,369		918,227		3,134,576		(260,888)
Kookmin Data System Corp.		18,290		14,419		43,935		2,008
Kookmin Futures Co., Ltd.		39,315		25,097		13,323		2,581
Kookmin Investment Co., Ltd.		99,980		73,773		10,335		(33,883)
K.B. Luxembourg S.A 1*		459,080		5,128		17,829		7,501
Kookmin Finance Hong Kong Ltd.		293,210		61,437		21,063		12,191
K.B. Int’l Ltd. (London)		344,265		47,739		10,648		742
KB Investment Trust Mgt. Co., Ltd		63,073		57,335		33,953		16,479
KB Real Estate Trust Co., Ltd.		300,671		87,728		64,079		8,915
KB Credit Information Co., Ltd.		20,440		13,744		34,682		3,492
Elimination and equity pick-up		(3,352,317)		(1,044,678)		(422,308)		201,879

	(Won)	187,126,274	(Won)	10,355,101	(Won)	18,863,597	(Won)	1,271,308

1*	Due to differences in accounting between the Bank and KB Luxembourg S. A., adjustments which resulted to a (Won)21,626 million decrease in investment securities and (Won)577 million increase in allowances for loan losses have been made. Those adjustments pertain mostly to periods before December 31, 2001.

2.    Summary of Significant Accounting Policies:

The significant accounting policies followed by the Consolidated Company in the preparation of the accompanying consolidated financial statements are summarized below.

Basis of Consolidated Financial Statement Presentation -

The official accounting records of the Bank and its subsidiaries, except for foreign subsidiaries, are maintained in Korean Won in accordance with financial accounting standards and the relevant laws and regulations of the Republic of Korea. Such basis of accounting and presentation is not in conformity with International Accounting Standards, which, if applied, would give rise to material adjustments to the financial statements.

The Bank maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The preparation of the consolidated financial statements in conformity with financial accounting standards requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Accounting Policies of Consolidated Companies -

The financial statements of the Consolidated Company are prepared in conformity with generally accepted financial accounting standards and the relevant laws and regulations of the Republic of Korea. The relevant laws and regulations that differ from generally accepted financial accounting standards are as follows:

Relevant Laws and Regulations
The Bank and Trust Accounts	Accounting Standards of Banking Industry, General Banking Act, and Trust Business Act
Kookmin Credit Card Co., Ltd.	Loan Specialization Financial Business Act, and Credit Card Business Act
Kookmin Investment Co., Ltd.	Act on support for foundation of small and medium-sized companies, and Loan Specialization Financial Business Act
KB Investment Trust Mgt. Co., Ltd	Securities Investment Trust Business Act, and Accounting Standards for Securities Investment Trust Business
Kookmin Futures Co., Ltd.	Supervisory Guidelines on Futures Trading
KB Real Estate Trust Co., Ltd.	Trust Business Act
KB Credit Information Co., Ltd.	Act on the use and protection of credit information

Principles of Consolidation -

The Bank records differences between the cost basis of investment accounts and the corresponding capital accounts of subsidiaries at the time of acquisition as goodwill.

When net losses attributable to minority interests exceed the minority interest in the equity of the subsidiary, the excess is charged to the equity of the Bank. When the subsidiaries report income, the minority interest portion of such income is allocated to the equity of the Bank until the minority interest’s share of net losses previously charged to the Bank has been fully recovered.

If the fiscal year-end of subsidiaries is different from that of the Bank, financial statements of such subsidiaries were prepared as of and for the year then ended December 31 for consolidation purposes.

All significant intercompany transactions and account balances among the consolidated company are eliminated in consolidation.

Recognition of Interest Income -

The Consolidated Company recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis.

Translation of Foreign Currency -

Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates announced by Seoul Money Brokerage Services, Ltd. at the balance sheet date. The resulting exchange gains or losses are reflected in other operating income or expenses.

The exchange rate used to translate foreign currency denominated assets and liabilities are (Won)1,200.4 : US$1 , (Won)1,925.02 : GBP1, (Won)1,257.36 : EUR1 and (Won)1,012.87 : JPY100 at December 31, 2002 and (Won)1,326.1 : US$1 , (Won)1,923.11 : GBP1, (Won)1,172.60 : EUR1 and (Won)1,009.4 : JPY100 at December 31, 2001, respectively.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Loans -

Until November 30, 2002, the Consolidated Company regarded granting lines of credit under import usance letters of credit, as guarantees and acceptances outstanding (acceptances on letters of credit), and provided allowances only for the transactions classified as “sub-standard” or below according to the credit risk classifications. However, under the revised Enforcement Regulations on Supervision of Banking Business, effective on December 1, 2002, those transactions are regarded as loans in foreign currencies (domestic usance bills) and borrowings in foreign currencies and the Bank provided allowances for loan losses under the same criteria for regular loans. As a result, as of December 31, 2002, loans in foreign currencies and borrowings in foreign currencies have been both increased by (Won)981,379 million, and allowances for guarantees and acceptances outstanding have been decreased by (Won)11,568 million and allowances for loan losses have been increased by (Won)18,866 million.

Allowances for Loan Losses -

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine allowances for loan losses. Effective as of January 1, 2002, the classification of corporate borrowers changed from 10 credit risk categories (AAA, AA, A, BBB, BB, B, CCC, CC, C, D) to 12 credit risk categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D). Credit risk classification under the FLC is based on a scaled valuation of financial and non-financial risks with additional consideration of the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances of each credit risk classification.

	Credit Ratings before Changes	Credit Ratings after Changes	Allowance Rates
Normal	AAA ~ B	AAA ~ B	0.5%
Precautionary	CCC	B-, CCC	2%
Sub-standard	CC	CC	20%
Doubtful	C	C	50%
Estimated loss	D	D	100%

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit cards. Alternatively, the bank classifies such loans by considering the current financial status including delinquent number of days, bankruptcies and collateral value. During the current period, the rates used for determining the allowances for small-sized corporate loans, consumer loans, and credit cards were changed as follows:

	Allowance Rates before Changes	Allowance Rates after Changes
		Small-sized Corporate	Consumer	Credit Cards
Normal	0.50%	0.50%	0.75%	1.00%
Precautionary	2.00%	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%	20.00%
Doubtful	50.00%	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%	100.00%

As a result of the changed allowance rates for the year ended December 31, 2002, the Bank provided additional allowances of (Won)274,673 million for consumer loans and (Won)87,035 million for credit cards loans resulting in a decrease of (Won)361,708 million in net income before income tax expenses.

Subsidiaries of the Bank recognize provision for loan losses based on a credit risk classification of loans and receivables in accordance with accounting standards for related subsidiaries’ industry and relevant laws and regulations. The material difference between the provision for loan losses of a subsidiary and that applied by FLC of the Bank is accounted for as additional provision (See Note 1).

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Allowances for Loan Losses, Continued-

Kookmin Credit Card, a subsidiary of the Bank, had been providing for loan losses under the Regulation on Supervision of Credit-Specialized Financial Business in prior years. However, from the current period, to better provide for increased risks against losses on credit card receivables, Kookmin Credit Card revised its provision policy based on the historical loan loss rates and expectations on future redemption amounts. Due to this change, for the year ended December 31, 2002, Kookmin Credit Card provided additional allowances of (Won)397,158 million resulting in a decrease of (Won)397,158 million in net income before income taxes.

Present Value Discounts -

Troubled debt restructuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the book value and the present value of the restructured loan is significant. When estimating the present value of the loans, the Consolidated Company applies the interest rate as of the inception of the loans, except for the interest rate of variable rate loans and extended maturity loans, which are adjusted to reflect the interest rate as of the restructuring date. The present value discounts are recorded by reclassifying allowances for loan losses and if additional allowances need to be provided for, the additional allowances are provided and recognized as provision for loan losses of the current period. These present value discounts are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the restructured loans are provided for based on the loan balances net of present value discounts.

The Consolidated Company recorded (Won)21,156 million and (Won)28,868 million of present value discounts as of December 31, 2002 and 2001, respectively, on long-term deposits placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), a subsidiary of the Bank sold in December 1999 (See Note 3). The receivables from the disposal of foreclosed assets that are redeemed in long-term installments are recorded in the balance sheet net of the related present value discounts.

Securities -

Marketable securities held for short-term capital gain purposes, which exclude stocks issued by associates and debt securities held to maturity, are classified as trading securities. Securities that are not classified as trading securities are classified as investment securities.

Securities are recorded at cost at acquisition, including incidental expenses, using the moving-average or specific identification method. The subsequent valuation methods used for the securities are summarized as follows:

	Valuation Method	Recognition of Unrealized Gains and Losses
Trading securities	Fair value	Net income
Investment securities
Available-for-sale securities and marketable equity securities	Fair value	Capital adjustments
Held-to-maturity securities and non-marketable equity	Cost	N/A
Investment in associates	Equity	Net income, retained earnings, or capital adjustments per source of the gain or loss

If the fair value of the investment securities are significantly below the book value and the decrease in value is anticipated to be permanent, the Consolidated Company adjusts the investment securities to their fair value and recognizes impairment losses in non-operating expenses of the current period.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Fixed Assets and Related Depreciation -

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and is presented as accumulated depreciation, which is a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4 years
Equipment and vehicles	Declining balance method	4 years

Expenditures that enhance the value or extend the useful life of the assets involved are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses as incurred.

The Consolidated Company recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired. Intangible assets including goodwill are amortized based on the following estimated average useful lives using the straight-line method and are presented in the financial statements net of accumulated amortization.

	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	7-30 years

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded when the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Stock Issuance Costs and Debenture Issuance Costs -

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity of the debentures using the effective interest method.

Accrued Retirement Benefits -

Employees and directors with more than one year of service as of the balance sheet date are entitled to receive a lump-sum payment upon termination of their employment with the Consolidated Company, based on their length of service and rate of pay at the time of termination. Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, and contributions to the national pension fund as contra accounts of accrued retirement benefits.

Guarantees and Acceptances -

By applying the credit risk classification used for loans to the guarantees and acceptances, the Consolidated Company records an allowance for losses on outstanding guarantees and acceptances according to their classification as sub-standard, doubtful, or estimated loss (allowance rates are at minimum 20%, 50% and 100%, respectively).

Deferred Income Taxes -

The Consolidated Company records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Bonds under Repurchase/Resale Agreements -

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements.

Stock Options -

The Bank had applied the fair value method using an option-pricing model in measuring compensation cost until the prior period. However, starting from the current period, expecting a high probability of grant and exercise as stock appreciation rights, the Bank changed the measurement method to the intrinsic value method. As a result, previous amounts recorded in capital adjustments (stock options) have been reclassified into accrued expenses (See Note 14).

Derivatives Instruments -

Derivative financial instruments for trading or hedging purposes are valued at estimated market price and resulting unrealized gains or losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’equity.

Fair value hedge accounting is applied to a hedging transaction relationship entered into for hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, are recognized in current operations.

Cash flow hedge accounting is applied to a hedging transaction relationship entered into for hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on the hedging derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified into current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recorded in capital adjustment is added to or deducted from the asset or the liability.

National Housing Fund -

The Consolidated Company, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

Gains and Losses on Trust Management -

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5% ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Translation of the Foreign Currency Financial Statements of Foreign Entities -

Accounting records of the overseas branches are maintained in a foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of the balance sheet dates.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

2.    Summary of Significant Accounting Policies, Continued;

Statement of Cash Flows -

In the preparation of the statement of cash flows, the Consolidated Company has presented the net amounts of cash inflows and cash outflows for loans and deposits.

Consolidation Adjustment -

The accompanying consolidated financial statements reflect certain consolidation adjustments as follows:

	Net Income (Loss)				Retained Earnings
	2002		2001		2002		2001
Aggregate balances of each entity	(Won)	1,069,429	(Won)	1,323,716	(Won)	2,956,039	(Won)	1,706,921
Consolidation adjustments:
Elimination of shareholdings		(893)		(1,470)		(250,693)		(44,307)
Minority interest in earnings or losses, net		65,260		(120,557)		(208,594)		31
Reversal of the equity method		267,419		(358,003)		(26,572)		(498,822)
Merger between subsidiaries		(81,502)		—		—		—
Disposal of subsidiaries		(59,077)		—		—		—
Elimination of provisions for loan losses for consolidated subsidiaries		(318)		(88,180)		918		214,232
Additional provisions for loan losses for consolidated subsidiaries		—		1,689		—		(29,516)
Elimination of gains and losses on derivatives transaction for consolidated subsidiaries		1,342		—		1,483		—
Change in foreign exchange rate		(3,286)		(7,743)		(8,291)		3,836
Reversal of trust reserve		10,006		—		—		—
Restoration of equity investments conversion		—		83,803		—		174,751
Other consolidation adjustments		2,928		3,620		(2,055)		(8,062)

		201,879		(486,841)		(493,804)		(187,857)

Balances in the consolidated financial statements	(Won)	1,271,308	(Won)	836,875	(Won)	2,462,235	(Won)	1,519,064

Application of the Statements of Korean Financial Accounting Standards -

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 become effective for the Bank on January 1, 2003, and the Bank plans to adopt these statements in its financial statements for the year ending December 31, 2003.

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

3.    Cash and Due from Banks:

Cash and due from banks as of December 31, 2002 and 2001 are summarized as follows (in millions of Won):

		2002		2001
Cash on hand
Cash in Won		(Won)	2,393,118	(Won)	2,553,714
Cash in foreign currency			186,780		147,314

			2,579,898		2,701,028

Due from banks in Won
The Bank of Korea	Reserve deposits		1,340,482		3,450,528
Banks	Time deposits		99,849		238,866
Other financial institutions	Cash management accounts		140,000		1,144,971
Others	Futures margin accounts and others		108,664		6,330

			1,688,995		4,840,695
	Present value discounts1*		(21,156)		(28,868)

			1,667,839		4,811,827

Due from banks in foreign currencies
The Bank of Korea	Demand deposits		25,677		33,795
Domestic banks	Demand deposits		10,221		125,798
Foreign banks	Time deposits		220,763		146,565
Off-shore	Demand deposits		5,064		23,433
Others	Other deposits		281,174		—

			542,899		329,591

		(Won)	4,790,636	(Won)	7,842,446

1*	Present value discounts are recorded in relation to the (Won)140,000 million of time deposits (1% interest, five-year maturity at the point of deposit, uncallable for five years) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

Included in cash and due from banks as of December 31, 2002 and 2001 are the following restricted deposits (in millions of Won):

	2002		2001		Restrictions
Reserve deposits in the Bank of Korea and Korea Exchange Bank	(Won)	1,377,891	(Won)	3,450,528	General Banking Act
Deposits placed with Hansol Mutual Savings & Finance Co., Ltd.		140,000		145,000	Withdrawal at maturity
Deposits at insurance companies		66,000		749,723	Related to borrowings
Other deposits		20,653		56,543	Futures guarantee deposit

	(Won)	1,604,544	(Won)	4,401,794

The maturities of the amounts of due from banks as of December 31, 2002 are summarized as follows (in millions of Won):

	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	1,511,803	(Won)	470,875	(Won)	1,982,678
Due after 3 months through 6 months		—		72,024		72,024
Due after 6 months through 1 year		35,000		—		35,000
Due after 1 year through 2 years		50,000		—		50,000
Due after 2 years through 3 years		90,000		—		90,000
Due after 3 years through 4 years		—		—		—
Due after 4 years through 5 years		1,000		—		1,000
Thereafter		1,192		—		1,192

	(Won)	1,688,995	(Won)	542,899	(Won)	2,231,894

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

4.    Trading Securities:

Trading securities as of December 31,2002 and 2001 comprise the following (in millions of Won):

	Par Value		Beginning Balance1*		Amortized Amount2*		Balance Sheet Amount
							2002		2001
Trading securities in Won
Listed equity securities	(Won)	—	(Won)	140,230	(Won)	140,230	(Won)	95,501	(Won)	56,590
Government and municipal bonds		954,172		974,579		970,785		976,166		1,769,831
Finance debentures		1,397,731		1,385,611		1,384,443		1,388,997		2,102,761
Corporate bonds		2,370,529		2,747,343		2,741,049		2,731,459		2,839,845
Beneficiary certificates		—		3,698,994		3,699,767		3,862,439		4,148,264
Other trading securities3*		—		176,462		182,215		207,041		658,919

				9,123,219		9,118,489		9,261,603		11,576,210

Trading securities in foreign currencies		12,526		12,364		12,366		11,842		58,128

			(Won)	9,135,583	(Won)	9,130,855	(Won)	9,273,445	(Won)	11,634,338

1*	Book value as of December 31, 2001 or acquisition costs for the year ended December 31, 2002
2*	Beginning balance of accumulated amortization plus current year’s amortization.
3*	Other trading securities include 161,993 million of commercial papers dominated in Korean Won.

Trading debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association. Trading debt securities in foreign currencies are recorded at fair value using the market yield of bonds provided by bond dealers.

Trading securities risk concentrations as of December 31, 2002 are as follows (in millions of Won):

	Securities in Won			Securities in Foreign Currencies
	Amount		Ratio (%)	Amount		Ratio (%)
By Country
— Korea	(Won)	9,261,603	100.00	(Won)	11,842	100.00

	(Won)	9,261,603	100.00	(Won)	11,842	100.00

By Type
— Fixed rate bond	(Won)	4,294,774	46.37	(Won)	—	—
— Floating rate bond		1,021,923	11.03		11,842	100.00
— Equity securities		95,501	1.03		—	—
— Others		3,849,405	41.57		—	—

	(Won)	9,261,603	100.00	(Won)	11,842	100.00

By Industry
— Government and government agencies	(Won)	1,171,906	12.65	(Won)	—	—
— Financial institutions		6,789,441	73.31		—	—
— Others		1,300,256	14.04		11,842	100.00

	(Won)	9,261,603	100.00	(Won)	11,842	100.00

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

4.    Trading Securities, Continued;

The maturities of the trading securities except equity securities as of December 31, 2002 are summarized as follows (in millions of Won):

	Government and Municipal Bonds		Finance Debentures		Corporate Bonds		Beneficiary Certificates		Trading Securities in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	3,887	(Won)	39,996	(Won)	170,472	(Won)	3,857,413	(Won)	—	(Won)	155,319	(Won)	4,227,087
Due after 3 ~ 6 months		23,867		117,148		161,904		5,026		—		38,046		345,991
Due after 6 ~ 9 months		11,822		135,108		187,226		—		—		700		334,856
Due after 9 ~ 12 months		33,481		77,089		121,265		—		—		3,966		235,801
Due after 1 ~ 2 years		126,700		920,123		798,706		—		—		9,010		1,854,539
Due after 2 ~ 3 years		570,492		69,171		634,575		—		11,842		—		1,286,080
Due after 3 ~ 4 years		101,116		—		436,219		—		—		—		537,335
Due after 4 ~ 5 years		86,802		—		98,773		—		—		—		185,575
Thereafter		17,999		30,362		122,319		—		—		—		170,680

	(Won)	976,166	(Won)	1,388,997	(Won)	2,731,459	(Won)	3,862,439	(Won)	11,842	(Won)	207,041	(Won)	9,177,944

As of December 31, 2002, the beneficiary certificates in trading securities include discretionary investing contract assets. Securities included in discretionary investing contract assets consist of Samsung Electronics Co., Ltd. stock and other 27 listed or registered stocks. Acquisition costs and fair values of these assets amount to (Won)8,358 million and (Won)7,260 million, respectively. The Bank recorded the difference between acquisition costs and fair values of (Won)1,098 million as unrealized loss on trading securities.

5.    Investment Securities:

Investment securities as of December 31, 2002 and 2001 are as follows (in millions of Won):

	2002		2001
Equity securities
— Marketable equity securities	(Won)	272,973	(Won)	366,512
— Non-marketable equity securities		408,025		499,011
— Domestic related parties		56,241		58,655

		737,239		924,178

Investment in special funds
— Stock market stabilization fund		12,947		23,178
— Investment union fund		39,287		44,901

		52,234		68,079

Government and municipal bonds		4,609,487		3,795,572
Finance debentures		3,191,214		3,317,256
Corporate bonds		12,516,526		13,174,726
Beneficiary certificates		5,162,573		3,762,445
Securities lent		47,835		198,934
Other investment securities1*		1,914		2,079
Securities denominated in foreign currencies
— Overseas related parties		2,363		2,303
— Equity securities		30,436		35,640
— Debt securities		1,237,040		1,371,796

		1,269,839		1,409,739

	(Won)	27,588,861	(Won)	26,653,008

1*	Other investment securities include commercial papers and national stock trusts.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

As of December 31, 2002, the amortized amounts and balance sheet amounts of the Bank’s investment debt securities are as follows (in millions of Won):

	Par Value		Beginning Balance1*		Amortized Amount		Balance Sheet Amount
Available-for-sale
— Government and municipal bonds	(Won)	2,174,547	(Won)	2,215,911	(Won)	2,186,170	(Won)	2,226,732
— Finance debentures		2,308,398		2,257,078		2,249,679		2,267,156
— Corporate bonds		3,834,894		3,753,493		3,639,398		3,695,983
— Securities denominated in foreign currencies		1,194,164		1,054,763		1,029,891		1,053,170

		9,512,003		9,281,245		9,105,138		9,243,041

Held-to-maturity
— Government and municipal bonds		2,372,448		2,386,293		2,382,755		2,382,755
— Finance debentures		951,000		924,048		924,059		924,058
— Corporate bonds		8,772,500		8,909,211		8,821,272		8,820,543
— Securities denominated in foreign currencies		239,662		168,215		179,361		183,870

		12,335,610		12,387,767		12,307,447		12,311,226

	(Won)	21,847,613	(Won)	21,669,012	(Won)	21,412,585	(Won)	21,554,267

1*	Book value as of December 31, 2001 or acquisition costs for the year ended December 31, 2002.

Available-for-sale debt securities in Won are recorded at fair value using the market yield of bonds provided by the Korea Securities Dealers Association. Available-for-sale debt securities in foreign currencies are recorded at fair value using the market yield of bonds provided by bond dealers.

Government and municipal bonds sold under repurchase agreements of (Won)3,074,161 million and (Won)2,955,442 million as of December 31, 2002 and 2001, respectively, are included in the investment securities (See Note 11).

Equity securities in related parties as of December 31, 2002 and 2001 are as follows (in millions of Won):

						Unrealized Gains (Losses)						Balance Sheet Amount
Issuer	Ownership (%)	Acquisition Cost		Beginning Balance		NI		R/E		C/A		2002		2001
KLB Securities Co., Ltd.1*	36.41	(Won)	10,316	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Jooeun Industrial Co.,Ltd.1*	99.99		23,994		11,714		(11,714)		—		—		—		—
ING Life Korea Co., Ltd.	20.00		21,769		24,891		(3,278)		—		—		21,613		24,891
Korea Mortgage Co., Ltd.	26.67		30,628		32,487		1,080		—		—		33,567		32,487
Jeio Co., Ltd.	21.14		750		835		(288)		—		—		547		—
Korea Asset Investment Co., Ltd.	48.60		4,905		3,054		(2,540)		—		—		514		1,277
Kookmin Singapore Ltd.1*	100.00		12,123		2,084		—		—		—		2,084		2,303
Kookmin Finance Asia Ltd.(HK) 1*	100.00		8,403		1,023		(744)		—		—		279		—

		(Won)	112,888	(Won)	76,088	(Won)	(17,484)	(Won)	—	(Won)	—	(Won)	58,604	(Won)	60,958

1*	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Singapore Ltd. (Merchant Bank), Ltd. and Kookmin Finance Asia Ltd. (HK) are in the process of liquidation.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Equity securities, excluding equity securities in related parties, as of December 31, 2002 are as follows (in millions of Won):

Issuer	Ownership (%)	Acquisition Cost		Fair Value or Net Asset Value1*		Balance Sheet Amount
Marketable equity securities (KSE)
— Hyundai Construction Co., Ltd.	6.14	(Won)	140,125	(Won)	48,197	(Won)	48,197
— KP Chemical Co., Ltd.	7.89		36,650		22,818		22,818
— Kia Motors Corp.	0.65		26,281		21,267		21,267
— SK Securities Co., Ltd.	5.58		26,878		21,259		21,259
— Hankang Restructuring Fund	6.25		21,444		16,632		16,632
— INI Steel Co., Ltd.	2.14		9,564		14,469		14,469
— Daewoo Securities Co., Ltd.	1.60		53,627		13,741		13,741
— Ssangyong Motor Company	2.09		27,655		12,653		12,653
— Saehan Industries Inc.	5.67		11,968		11,333		11,333
— Samsung Electronics Co.,Ltd.	0.02		5,205		9,420		9,420
— KT	0.05		8,497		7,978		7,978
— Korea Zinc Co., Ltd.	1.91		9,008		6,485		6,485
— Daewoo Engineering & Construction Co., Ltd.	1.35		5,077		5,843		5,843
— Korea Electric Power Corporation	0.05		6,120		5,475		5,475
— Daewoo Heavy Industries & Machinery Ltd.	1.11		3,164		5,243		5,243
— ByuckSan Engineering & Construction Co., Ltd.	5.25		6,610		4,631		4,631
— Crown Confectionary Co, Ltd.	10.94		1,823		4,416		4,416
— Shinwon Corp.	8.38		9,873		4,366		4,366
— Nam-Kwang Engineering & Construction Co., Ltd.	2.25		2,797		1,499		1,499
— Others	—		25,766		21,685		21,685

			438,132		259,410		259,410

Marketable equity securities (KOSDAQ)
— C&H Capital Co., Ltd.	9.75		8,135		3,867		3,867
— CJ Corp.	0.73		300		2,538		2,538
— Others	—		16,463		7,158		7,158

			24,898		13,563		13,563

Non-marketable equity securities
— Mutual Fund 2*	11.87		103,353		92,239		92,239
— Korea Housing Guarantee Co., Ltd.	11.79		53,330		76,543		68,648
— KT Icom Co., Ltd.	2.08		37,465		37,840		37,465
— Dongbu Electronics Co., Ltd.	6.61		30,000		20,702		30,000
— Hyundai Petrochemical Co., Ltd.	9.31		20,173		73,184		20,173
— Daewoo Electronics Co., Ltd.	1.85		9,862		384		9,862
— The Korea Securities Finance Corp.	2.40		8,160		10,371		8,160
— Korea Asset Management Corp.	5.38		7,827		16,563		7,827
— Samsung Life Insurance Co., Ltd.	0.11		7,479		5,988		7,479
— Korea Highway Corp.	0.12		6,248		14,716		6,248
— Hansol Patech Co., Ltd.	2.12		5,955		1,642		5,955
— BC Card Co., Ltd.	4.95		5,738		8,040		5,738
— Mirae Asset Securities Co., Ltd.	4.43		5,000		7,679		5,000
— Others	—		176,031		97,982		103,231

		(Won)	476,621	(Won)	463,873	(Won)	408,025

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Issuer	Ownership (%)	Acquisition Cost		Fair Value or Net Asset Value1*		Balance Sheet Amount
Equity securities denominated in foreign currencies
— Asia Credit Services (PTE) Ltd.	6.67	(Won)	12,004	(Won)	9,892	(Won)	9,892
— Nanjing Kumho Tire Co., Ltd.	6.00		2,553		2,006		2,553
— Investment Development Leasing Co.	10.00		1,539		2,089		2,089
— Pan Asia Paper (Thailand) Co., Ltd.	4.12		4,835		2,876		2,876
— Sahaviriya Steel Industry	1.09		900		2,016		2,016
— Baring Communications Equity	6.73		4,921		1,947		1,947
— China Enterprise Development Fund	2.63		1,224		1,224		1,224
— Asia Finance and Investment Corp.	2.17		3,001		1,179		1,179
— Tianjin Samsung Opto- Electronics.	10.00		1,173		1,381		1,173
— Isotechnika	1.02		1,857		1,563		1,563
— Others	—		5,974		7,046		3,924

			39,981		33,219		30,436

		(Won)	979,632	(Won)	770,065	(Won)	711,434

1*	Net asset value is calculated using the monthly closing information of investees as of December 31, 2002 if possible, otherwise the most recent financial information is used.
2*	Investments in mutual funds are calculated using the net asset value per share provided by restructuring funds which consist of Seoul Debt-Restructuring Fund, Arirang Restructuring Fund, and Mukungwha Restructuring Fund formed to support corporate restructuring.

Unrealized gains and losses on investment securities included in net income for the year ended December 31, 2002 are summarized as follows (in millions of Won):

	Beginning Balance		Fair Value/ Net Asset Value		Unrealized Gains (Losses)
Investment in special funds
— Stock market stabilization fund	(Won)	10,577	(Won)	12,947	(Won)	2,370
Beneficiary certificates
— Special fund for corporate bonds		976		628		(348)

	(Won)	11,553	(Won)	13,575	(Won)	2,022

Most of the operating assets in the above funds are composed of short-term financial assets and related gains and losses are recognized in the current year as unrealized gains and losses on investment in funds.

Impairment losses on investment securities for the year ended December 31, 2002 are as follows (in millions of Won):

Issuer	Acquisition Cost		Impairment Loss		Book Value
Equity Securities
Marketable equity securities (KSE)
— Hyundai Construction Co., Ltd.	(Won)	140,125	(Won)	91,928	(Won)	48,197
— KP Chemical Co., Ltd		36,650		13,832		22,818
— Daewoo Securities Co., Ltd.		53,627		39,886		13,741
— Ssangyong Motor Company		27,655		15,002		12,653
— Saehan Industries Inc.		11,968		635		11,333
— Shinwon Corp.		9,873		5,507		4,366
— Woo Bang Housing & Construction Co., Ltd.		6,122		2,524		3,598

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Issuer	Acquisition Cost		Impairment Loss		Book Value
— Hanmi Capital Co., Ltd.	(Won)	2,335	(Won)	994	(Won)	1,341
— Others		2,925		1,595		1,330

		291,280		171,903		119,377

Marketable equity securities (KOSDAQ)
— C&H Capital		8,135		4,268		3,867
— Others		12,779		10,166		2,613

		20,914		14,434		6,480

Non-marketable equity securities
— Alpha Capital Corp.		3,919		1,081		2,838
— Others		113,214		95,361		17,853

		117,133		96,442		20,691

Equity securities denominated in foreign currencies
— Asia Credit.		12,004		2,112		9,892
— Pan Asia Paper.		4,835		1,959		2,876
— Baring Communications Equity		4,921		2,974		1,947
— Asia Finance and Investment Corp.		3,001		1,822		1,179
— Others		3,105		2,050		1,055

		27,866		10,917		16,949

Investment on funds
— KB 14 th Investment Union		1,000		75		925
— Others		4,961		4,112		849

		5,961		4,187		1,774

		463,154		297,883		165,271

Debt Securities
Corporate bonds
— Hyundai Engineering & Construction Co. Ltd.		69,400		40,811		28,589
— H&CB 200105 ABS Specialty Co., Ltd.		23,500		7,459		16,041
— Kookmin-2nd ABS Specialty Co., Ltd.		10,000		209		9,791
— Kookmin-4th ABS Specialty Co., Ltd.		6,500		480		6,020
— Kookmin-5th ABS Specialty Co., Ltd.		4,000		1,166		2,834
— Others		746		730		16

		114,146		50,855		63,291

Debt securities denominated in foreign currencies
— Daehan Global		43,296		14,726		28,570
— PT Pelabuan		14,028		5,025		9,003
— Berjaya Group capital		1,991		530		1,461
— Others		10,514		7,376		3,138

		69,829		27,657		42,172

		183,975		78,512		105,463

	(Won)	647,129	(Won)	376,395	(Won)	270,734

For the year ended December 31, 2002, the recovery of impairment losses on investment equity securities amounts to (Won)15,318 million related to the investments in Korea Housing Guarantee Co., Ltd. and the recovery of impairment losses on investment debt securities amounts to (Won)6,800 million and (Won)5,580 million related to the investments in Kookmin-3rd ABS Specialty Co., Ltd. and Kookmin-4th ABS Specialty Co., Ltd., respectively.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Investment securities risk concentrations as of December 31, 2002 are as follows (in millions of Won):

	Securities in Won1*			Securities in Foreign Currencies
	Amount		Ratio (%)	Amount		Ratio (%)
By Country
— Korea	(Won)	26,271,187	100.00	(Won)	924,237	72.78
— USA		—	—		85,220	6.71
— Philippines		—	—		66,708	5.25
— Germany		—	—		30,010	2.36
— Mexico		—	—		20,007	1.58
— India		—	—		22,294	1.76
— Indonesia		—	—		22,575	1.78
— Hong Kong		—	—		19,132	1.51
— Singapore		—	—		10,252	0.81
— Thailand		—	—		11,978	0.94
— Others		—	—		57,426	4.52

	(Won)	26,271,187	100.00	(Won)	1,269,839	100.00

By Type
— Fixed rate bonds	(Won)	16,957,848	64.55	(Won)	453,349	35.70
— Floating rate bonds		4,837,263	18.41		491,096	38.67
— Subordinated bonds		422,708	1.61		156,066	12.29
— Convertible bonds		30,128	0.11		119,286	9.39
— Equity securities		737,580	2.81		32,799	2.58
— Others		3,285,660	12.51		17,243	1.37

	(Won)	26,271,187	100.00	(Won)	1,269,839	100.00

By Industry
— Government and government agencies	(Won)	12,796,929	48.71	(Won)	180,347	14.20
— Financial institutions		10,397,551	39.58		614,224	48.37
— Others		3,076,707	11.71		475,268	37.43

	(Won)	26,271,187	100.00	(Won)	1,269,839	100.00

1*	Securities lent are not included.

The maturities of the investment securities, excluding investment equity securities, investment in special funds, and securities lent, as of December 31, 2002 are summarized as follows (in millions of Won):

	Government and Municipal Bonds		Finance Debentures		Corporate Bonds		Beneficiary Certificates		Securities in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	58,372	(Won)	569,808	(Won)	749,435	(Won)	2,370,297	(Won)	104,172	(Won)	1,914	(Won)	3,853,998
Due after 3 ~ 6 months		18,239		880,899		567,741		476,833		118,220		—		2,061,932
Due after 6 ~ 9 months		354,834		101,670		4,282,185		182,908		48,859		—		4,970,456
Due after 9 ~ 12 months		102,190		443,170		645,157		440,142		55,526		—		1,686,185
Due after 1 ~ 2 years		938,114		1,055,856		2,505,758		671,415		170,908		—		5,342,051
Due after 2 ~ 3 years		1,422,987		109,811		2,554,725		1,020,978		297,776		—		5,406,277
Due after 3 ~ 4 years		362,006		30,000		676,795		—		148,962		—		1,217,763
Due after 4 ~ 5 years		1,097,616		—		217,207		—		156,603		—		1,471,426
Thereafter		255,129		—		317,523		—		136,014		—		708,666

	(Won)	4,609,487	(Won)	3,191,214	(Won)	12,516,526	(Won)	5,162,573	(Won)	1,237,040	(Won)	1,914	(Won)	26,718,754

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

5.    Investment Securities, Continued;

Currency concentrations of securities denominated in foreign currencies as of December 31, 2002 are as follows (in millions of Won):

	Trading Securities			Investment Securities
	Amount		Ratio (%)	Amount		Ratio (%)
USD	(Won)	11,842	100.00	(Won)	1,202,365	94.69
JPY		—	—		48,398	3.81
DEM		—	—		5,667	0.45
EUR		—	—		3,740	0.29
THB		—	—		3,570	0.28
BDT		—	—		2,089	0.16
PHP		—	—		451	0.04
SFR		—	—		1,496	0.12
IDR		—	—		133	0.01
CHF		—	—		367	0.03
Others		—	—		1,563	0.12

	(Won)	11,842	100.00	(Won)	1,269,839	100.00

Securities lent as of December 31, 2002 are as follows (in millions of Won):

	Security	Amount
LG Engineering & Construction Co., Ltd.	Government and municipal bonds	(Won)	47,835

Trading and investment securities of (Won)7,830,956 million (par value) can be discounted at the Bank of Korea as of December 31, 2002.

As of December 31, 2002, the following investment securities are pledged at various institutions (in millions of Won):

Related Liability			Securities Provided
Transaction	Amount		Book Value		Pledge Value
Bonds sold under repurchase agreements	(Won)	3,074,161	(Won)	3,907,187	(Won)	3,855,399
Borrowings from the Bank of Korea		671,854		2,141,059		2,119,350
Derivatives transactions		Borrowing within credit line		105,407		110,033
BOK settlements		Borrowing within credit line		507,753		504,300
Sale of non-performing loans		Borrowing within credit line		168,100		166,671
Borrowings denominated in foreign currencies		1,670		1,895		1,900
Borrowings for supporting venture fund etc.		17,244		4,927		4,749

			(Won)	6,836,328	(Won)	6,762,402

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

6.    Loans:

Loans as of December 31, 2002 and 2001 are summarized as follows (in millions of Won):

Account	Detailed Account	2002		2001
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	28,774,621	(Won)	22,829,596
	Notes discounted		1,851,133		2,235,289
	Overdraft accounts		568,702		397,592
	Trading notes		814,759		736,886
	Other operation loans		3,229,851		2,545,620

			35,239,066		28,744,983

	Facility loans
	General facility loans		4,676,506		3,117,383
	Special purpose loans		—		417,174
	Other facility loans		1,287,125		899,890

			5,963,631		4,434,447

			41,202,697		33,179,430

Consumer loans	General consumer loans		39,713,543		34,367,459
	Consumer housing loans		33,731,435		25,181,841
	Remunerations on mutual installment savings		131,768		57,099
	Other consumer loans		632,172		385,488

			74,208,918		59,991,887

Public loans	Public operation loans		738,632		730,598
	Public facility loans		39,414		57,211

			778,046		787,809

Other loans	Property formation loans		95,252		154,069
	Inter-bank loans		20,941		36,110
	Others		5,450		7,740

			121,643		197,919

Trust accounts	Loans on real estate collateral		153,105		233,232

Subsidiaries	Investment in direct financing leases		—		214,040
	Others		280,225		182,668

			280,225		396,708

			116,744,634		94,786,985

Loans in foreign currencies	Domestic funding loans		1,196,510		2,031,655
	Overseas funding loans		896,998		1,102,198
	Inter-bank loans		816,406		842,255
	Government funding loans		3,241		6,968
	Domestic usance bills		1,346,044		286,155
	Investment in direct financing leases		—		249,953

			4,259,199		4,519,184

Bills bought in Won			37,415		51,077
Bills bought in foreign currencies			756,300		1,006,095
Payments on guarantees			52,543		200,126
Credit card accounts	General credit sales		1,742,456		1,823,706
	Installment credit sales		4,678,785		3,795,928
	Cash services		4,555,004		5,265,089
	Card loans		3,965,349		3,180,790
	Others		25,952		23,321

			14,967,546		14,088,834

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

6.    Loans, Continued;

Account	Detailed Account	2002		2001
Bonds purchased under resale agreements (“RP”)			—		640,000

Call loans	Call loans in Won		33,600		1,293,900
	Call loans in foreign currencies		195,741		78,401
	Inter-bank reconciliation funds		89,287		124,616

			318,628		1,496,917

Privately placed debentures			1,285,279		1,999,579
Loans due for equity conversion			7,643		219,048
Other loans			56,795		52,033

			138,485,982		119,059,878

Allowances for loan losses (Note 7)			(3,311,861)		(2,641,170)
Present value discounts			(30,509)		(77,987)

		(Won)	135,143,612	(Won)	116,340,721

As of December 31, 2002, restructured loans due to workout plans or other similar restructuring programs are as follows (in millions of Won):

			Settlements by Issuance or Grants of
	Balances before Restructuring		Exemption		Loans due for Equity Conversion		Equity Securities		Convertible Bonds		Balances after Restructuring		Present Value Discounts
Workout	(Won)	285,613	(Won)	2,891	(Won)	—	(Won)	132,601	(Won)	17,287	(Won)	132,834	(Won)	6,116
Court receivership		117,385		—		3,932		96,228		—		17,225		2,811
Court mediation		102,364		—		—		—		—		102,364		1,247
Others		207,458		5,473		3,711		—		—		198,274		20,335

	(Won)	712,820	(Won)	8,364	(Won)	7,643	(Won)	228,829	(Won)	17,287	(Won)	450,697	(Won)	30,509

The loans, or portions thereof, that are approved for debt restructuring by issuance or grants of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of equity interest is adjusted in the related allowance for loan losses.

The maturities of loans as of December 31, 2002 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Bills Bought1*		Credit Card		Call Loans		Privately Placed Debentures		Others		Total
Due in 3 months or less	(Won)	14,867,849	(Won)	1,938,187	(Won)	657,033	(Won)	6,141,478	(Won)	318,628	(Won)	80,380	(Won)	54,138	(Won)	24,057,693
Due after 3 ~ 6 months		13,850,529		293,937		111,137		6,012,599		—		96,905		3,711		20,368,818
Due after 6 ~ 12 months		24,302,835		492,198		8,123		1,253,302		—		287,164		113		26,343,735
Due after 1 ~ 2 years		19,262,743		391,018		7,160		708,737		—		336,207		25,993		20,731,858
Due after 2 ~ 3 years		26,797,660		273,303		7,160		455,008		—		419,595		—		27,952,726
Due after 3 ~ 4 years		2,461,268		131,375		3,102		98,306		—		59,889		—		2,753,940
Due after 4 ~ 5 years		3,058,047		133,052		—		267,112		—		5,012		30,802		3,494,025
Thereafter		12,143,703		606,129		—		31,004		—		127		2,224		12,783,187

	(Won)	116,744,634	(Won)	4,259,199	(Won)	793,715	(Won)	14,967,546	(Won)	318,628	(Won)	1,285,279	(Won)	116,981	(Won)	138,485,982

1*	Bills bought in Won and Bills bought in foreign currencies.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

6.    Loans, Continued;

Loan risk concentrations as of December 31, 2002 are as follows (in millions of Won):

	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage (%)
By Country
Korea	(Won)	116,744,634	(Won)	3,458,539	(Won)	17,324,751	(Won)	137,527,924	99.30
Southeast Asia		—		67,192		95,482		162,674	0.12
Russia		—		118,840		—		118,840	0.09
China		—		12,931		677		13,608	0.01
Japan		—		245,078		—		245,078	0.18
USA/ Latin America		—		41,334		7,443		48,777	0.03
Others		—		315,285		53,796		369,081	0.27

	(Won)	116,744,634	(Won)	4,259,199	(Won)	17,482,149	(Won)	138,485,982	100.00

By Customer and Industry
Industrial loans
Financial institutions	(Won)	620,231	(Won)	741,872	(Won)	358,528	(Won)	1,720,631	1.24
Manufacturing companies		14,340,920		1,708,266		1,266,787		17,315,973	12.50
Service companies		3,621,947		886,256		94,780		4,602,983	3.32
Others		22,701,763		851,921		773,724		24,327,408	17.58

		41,284,861		4,188,315		2,493,819		47,966,995	34.64

Household loans		74,681,727		61,138		14,988,330		89,731,195	64.79

Public and other loans		778,046		9,746		—		787,792	0.57

	(Won)	116,744,634	(Won)	4,259,199	(Won)	17,482,149	(Won)	138,485,982	100.00

7.    Allowances for Loan Losses:

As of December 31, 2002 and 2001, allowances for loan losses are as follows (in millions of Won):

Allowance for	2002		2001
Loans in Won	(Won)	1,949,602	(Won)	1,586,897
Loans in foreign currencies		113,034		293,304
Bills bought in Won and foreign currencies		20,213		97,269
Payments on guarantees		18,467		91,838
Credit card accounts		1,134,386		355,890
Privately placed debentures		34,365		101,834
Loans due for equity conversion		5,373		46,719
Other loans		13,798		22,726

		3,289,238		2,596,477

Other allowances		22,623		44,693

	(Won)	3,311,861	(Won)	2,641,170

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

7.    Allowances for Loan Losses, Continued;

As of December 31, 2002, allowances for loan losses and credit risk classifications are as follows (in millions of Won):

		Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Loan balance	(Won)	108,373,870	(Won)	5,264,333	(Won)	2,298,262	(Won)	541,340	(Won)	242,631	(Won)	116,720,436
	Allowances		726,276		210,621		470,326		299,748		242,631		1,949,602

	Percentage(%)		0.67		4.00		20.46		55.37		100.00		1.67

Loans in foreign currencies	Loan balance		3,820,712		234,042		153,193		38,914		8,317		4,255,178
	Allowances		14,999		14,119		49,628		25,971		8,317		113,034

	Percentage(%)		0.39		6.03		32.40		66.74		100.00		2.66

Bills bought1*	Loan balance		673,588		101,725		2,263		5,956		10,183		793,715
	Allowances		3,368		2,035		453		4,174		10,183		20,213

	Percentage(%)		0.50		2.00		20.02		70.08		100.00		2.55

Payments on guarantees	Loan balance		11,306		4,695		19,784		5,634		11,124		52,543
	Allowances		57		482		3,957		2,847		11,124		18,467

	Percentage(%)		0.50		10.27		20.00		50.53		100.00		35.15

Credit card accounts	Loan balance		12,316,550		1,972,420		113		638,959		39,504		14,967,546
	Allowances		265,458		392,522		23		436,879		39,504		1,134,386

	Percentage(%)		2.16		19.90		20.35		68.37		100.00		7.58

Call loans	Loan balance		318,628		—		—		—		—		318,628
	Allowances		—		—		—		—		—		—

	Percentage(%)		—		—		—		—		—		—

Privately placed debentures	Loan balance		1,176,482		32,937		57,779		16,312		1,702		1,285,212
	Allowances		5,874		1,339		12,288		13,162		1,702		34,365

	Percentage(%)		0.50		4.07		21.27		80.69		100.00		2.67

Loans due for equity conversion	Loan balance		—		—		2,103		5,540		—		7,643
	Allowances		—		—		1,144		4,229		—		5,373

	Percentage(%)		—		—		54.40		76.34		—		70.30

Other loans	Loan balance		28,581		—		10,671		15,194		126		54,572
	Allowances		143		—		2,134		11,395		126		13,798

	Percentage(%)		0.50		—		20.00		75.00		100.00		25.28

Total loans	Loan balance2*	(Won)	126,719,717	(Won)	7,610,152	(Won)	2,544,168	(Won)	1,267,849	(Won)	313,587	(Won)	138,455,473
	Allowances3*		1,016,175		621,118		539,953		798,405		313,587		3,289,238

	Percentage(%)		0.80		8.16		21.22		62.97		100.00		2.38

1*	Bills bought in Won and foreign currencies
2*	The above amounts of loan balances are net of present value discounts.
3*	The above amounts of allowances for loan losses do not include other allowances.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

7.    Allowances for Loan Losses, Continued;

For the years ended December 31, 2002 and 2001, the changes in allowances for loan losses are as follows (in millions of Won):

	2002		2001
Beginning Balance	(Won)	2,641,170	(Won)	2,250,507
Increase due to:
Provision for loan losses		3,196,161		1,414,178
Business combination with H&CB		—		970,556
Collection of written-off loans		284,145		97,123
Troubled debt restructuring		61,342		45,458
Repurchase of loans sold		6,424		3,404
Reclassifications		83,181		3,230
Changes in exchange rates and others		25,108		27,763

		3,656,361		2,561,712

Decrease due to:
Write-off of loans		2,552,014		1,459,540
Changes in scope of consolidation		83,722		—
Sale of loans		113,414		382,236
Conversion of loans into equity securities		136,185		103,472
Exemption of loans		8,364		38,737
Offset with present value discounts from troubled debt restructuring		61,104		32,967
Reclassifications		—		145,656
Changes in exchange rates and others		30,867		8,441

		2,985,670		2,171,049

Ending Balance	(Won)	3,311,861	(Won)	2,641,170

As of December 31, 2002, 2001 and 2000, the ratios of allowances for loan losses to loans are as follows (in millions of Won):

	2002		2001		2000
Loans1*	(Won)	138,455,473	(Won)	118,981,891	(Won)	60,463,017
Allowances for loan losses2*		3,289,238		2,641,170		2,250,507

Ratio (%)		2.38		2.22		3.72

1*	The above amounts of loans are net of present value discounts
2*	The above amounts of allowances for loan losses do not include other allowances.

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

8.    Fixed Assets:

Fixed assets as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002						2001
	Acquisition Cost		Accumulated Depreciation		Net Carrying Value		Acquisition Cost		Accumulated Depreciation		Net Carrying Value
Tangible assets
Land	(Won)	1,231,177	(Won)	—	(Won)	1,231,177	(Won)	1,226,141	(Won)	—	(Won)	1,226,141
Building and structures		919,541		120,353		799,188		885,132		101,967		783,165
Leasehold improvements		98,843		48,606		50,237		63,310		30,973		32,337
Equipment and vehicles		1,305,953		663,389		642,564		828,188		453,474		374,714
Leasing property1*		—		—		—		167,845		—		167,845
Construction in progress		1,197		—		1,197		5,774		—		5,774

	(Won)	3,556,711	(Won)	832,348		2,724,363	(Won)	3,176,390	(Won)	586,414		2,589,976

Intangible assets						632,115						694,135
Foreclosed assets (net of valuation allowance)						3,680						7,184

					(Won)	3,360,158					(Won)	3,291,295

1*	The Leasing properties as of December 31, 2001 comprise the land and the construction expenses related to the housing construction of Jooeun Industrial Co., Ltd., which is excluded from the scope of consolidation as of December 31, 2002.

In accordance with the General Banking Act, the Bank is prohibited from investing in non-business purpose real property and may only hold business-purpose real property within its own equity amount.

All of the Bank’s tangible assets, other than those personal properties valued under (Won)1 million, are covered by insurance policies of (Won)1,285,072 million and (Won)1,103,582 million as of December 31, 2002 and 2001, respectively. All vehicles are covered by legal and general insurance policies.

Movements in intangible assets for the year ended December 31, 2002 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance
Goodwill	(Won)	691,587	(Won)	—	(Won)	77,581	(Won)	614,006
Negative goodwill		—		(346)		(46)		(300)
Rights to income on donated asset		118		—		8		110
Store possessory right		183		—		22		161
Trademarks		131		1		121		11
Others		2,116		18,281		2,270		18,127

	(Won)	694,135	(Won)	17,936	(Won)	79,956	(Won)	632,115

The total government-posted price of land, used for tax imposition and compensation for confiscation, as of December 31, 2002 and 2001 is as follows (in millions of Won):

	2002				2001
	Book Value		Appraisal Value		Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,231,177	(Won)	1,023,116	(Won)	1,226,141	(Won)	1,014,740
Lands included in foreclosed assets		1,923		931		4,253		13,492

	(Won)	1,233,100	(Won)	1,024,047	(Won)	1,230,394	(Won)	1,028,232

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

9.    Other Assets:

Other assets as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Guarantee deposits paid	(Won)	1,342,223	(Won)	1,251,727
Accounts receivable		1,887,952		1,764,224
Accrued income		1,278,215		1,344,564
Payments in advance		59,331		108,150
Prepaid expenses		148,825		54,664
Deferred tax assets (Note 27)		188,068		147,839
Derivative assets (Note 17)		668,049		277,699
Unsettled exchange assets		1,087,587		1,490,602
Leased property		93		123,875
Loans to trust accounts		361,444		313,511
Others		41,127		185,387
(Allowance for losses)		(93,263)		(204,986)
(Present value discounts)		(89)		(20,258)

	(Won)	6,969,562	(Won)	6,836,998

10.    Deposits:

Deposits as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002		2001
Deposits in Won
— The Bank’s demand deposits	0.0-0.5	(Won)	12,975,321	(Won)	10,816,856
— The Bank’s savings deposits	0.5-12.38		105,949,306		101,950,655
— Trust accounts’ deposits	—		3,697,202		5,397,428
— Subsidiaries’ deposits	2.0		13,038		12,391

			122,634,867		118,177,330

Deposits in foreign currencies
— The Bank’s demand deposits	0.0-3.0		585,796		456,146
— The Bank’s savings deposits	0.44-8.0		497,852		610,996
— Subsidiaries’ deposits	—		128,356		50,421

			1,212,004		1,117,563

Certificates of deposit	4.0-4.80		3,044,089		1,154,056

		(Won)	126,890,960	(Won)	120,448,949

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

10.    Deposits, Continued;

The maturities of deposits as of December 31, 2002 are as follows (in millions of Won):

	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	64,763,664	(Won)	1,011,031	(Won)	1,496,052	(Won)	67,270,747
Due after 3 months through 6 months		13,250,249		107,878		1,480,311		14,838,438
Due after 6 months through 1 year		31,818,169		73,691		67,726		31,959,586
Due after 1 year through 2 years		7,302,870		18,914		—		7,321,784
Due after 2 years through 3 years		4,195,407		416		—		4,195,823
Due after 3 years through 4 years		694,941		—		—		694,941
Due after 4 years through 5 years		264,142		74		—		264,216
Thereafter		345,425		—		—		345,425

	(Won)	122,634,867	(Won)	1,212,004	(Won)	3,044,089	(Won)	126,890,960

11.    Borrowings:

Borrowings as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002		2001
Borrowings in Won
Borrowings from the Bank of Korea	2.50~8.00	(Won)	671,854	(Won)	1,270,163
Borrowings from the government	0.00~6.00		1,070,912		989,162
Borrowings from banking institutions	2.00~9.55		2,460,871		1,386,637
Borrowings from National Housing Fund	3.00~8.00		126,085		141,304
Borrowings from non-banking financial Institutions	2.00~11.84		3,381,211		975,107
Other borrowings	2.20~7.00		1,130,930		3,445,022

			8,841,863		8,207,395

Borrowings in foreign currencies
Borrowings from domestic banks	1.78~6.95		220,603		914,285
Borrowings from foreign banks	0.19~3.45		2,328,134		1,972,600
Borrowings from other financial institutions	2.13~3.34		592,014		150,629

			3,140,751		3,037,514

Bonds sold under repurchase agreement	2.29~4.85		3,074,161		2,955,442
Bills sold	4.00~4.80		72,860		79,443
Due to the Bank of Korea denominated in foreign currencies	—		37,493		126,501
Call money	0.25~5.85		305,966		2,701,216

			15,473,094		17,107,511

(Present value discounts) 1*			—		(34,829)

		(Won)	15,473,094	(Won)	17,072,682

1*	The present value discounts as of December 31, 2001 are those relating to the debt restructuring of Kookmin Leasing Co., Ltd. and Alpha capital Co., Ltd., respectively, which are excluded from the scope of the consolidated financial statements as of December 31, 2002.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

11.    Borrowings, Continued;

The maturities of borrowings as of December 31, 2002 are as follows (in millions of Won):

	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	2,272,675	(Won)	1,740,330	(Won)	2,340,074	(Won)	6,353,079
Due after 3 months through 6 months		1,593,961		363,952		672,386		2,630,299
Due after 6 months through 1 year		1,605,463		390,082		478,020		2,473,565
Due after 1 year through 2 years		1,472,074		327,061		—		1,799,135
Due after 2 years through 3 years		638,707		272,057		—		910,764
Due after 3 years through 4 years		331,489		552		—		332,041
Due after 4 years through 5 years		247,402		391		—		247,793
Thereafter		680,092		46,326		—		726,418

	(Won)	8,841,863	(Won)	3,140,751	(Won)	3,490,480	(Won)	15,473,094

12.    Debentures:

Debentures as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	Annual Interest (%)	2002		2001
Debentures in Won
Subordinated debentures	5.68~16.00	(Won)	4,863,125	(Won)	3,634,082
Convertible debentures	—		—		69,468
Discounted debentures	4.46~7.38		9,627,021		2,208,599
Coupon debentures	4.78~10.48		3,822,818		1,797,479
Compound interest debentures	4.76~10.57		4,522,384		4,912,982

			22,835,348		12,622,610
Discounts on debentures			(273,702)		(124,561)

			22,561,646		12,498,049

Debentures denominated in foreign currencies
Regular debentures	1.95~5.00		891,161		1,369,967
Discounts on debentures			(2,461)		(6,801)

			888,700		1,363,166

		(Won)	23,450,346	(Won)	13,861,215

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

12.    Debentures, Continued;

As of December 31, 2002, debentures in Won comprise the following:

	Issue Date	Hundred Millions of Won		Annual Interest (%)	Maturity
Subordinated
Floating rate	1998-12-29	(Won)	2,212	5.68	2004-03-31
	1998-12-29		883	6.68	2004-03-31
Fixed rate	1997-12-29		1,000	16.00	2004-01-05
	1998-06-18		600	15.66	2003-07-18
	1998-06-23		1,749	15.02	2003-11-15
	2002-12-18		1,100	8.00	2008-01-18
Fixed rate1*	1997-01-27 ~ 08-27		1,049	11.04 ~ 15.66	2003-01-27 ~ 08-27
	2000-03-27		2,000	9.65	2005-03-27
	2000-06-28		2,540	9.04 ~ 9.10	2006-01-28
	2000-09-27		3,000	8.99	2006-01-27
	2000-09-28		1,500	8.79 ~ 8.85	2006-01-28
	2000-11-28		1,000	8.65 ~ 8.71	2006-02-28
	2000-11-28		1,620	9.57 ~ 9.65	2010-11-28
	2000-12-27		2,000	8.71	2006-01-27
	2001-05-28		2,000	7.60 ~ 7.65	2007-02-28
	2001-06-27		1,600	7.68	2008-03-27
	2001-06-27		2,175	7.86	2009-03-27
	2001-08-28		1,000	6.69 ~ 6.73	2007-08-28
	2001-09-28		1,500	6.69 ~ 6.73	2008-03-28
	2002-03-27		2,417	7.06 ~ 7.10	2008-01-27
	2002-07-27		3,024	6.96 ~ 7.00	2008-01-27
	2002-09-27		2,574	6.27 ~ 6.30	2008-03-27
	2002-09-27		1,500	6.51 ~ 6.55	2010-03-27
	2002-09-27		926	6.66 ~ 6.70	2013-03-27
	2002-11-27		4,007	6.07 ~ 6.10	2008-05-27
	2002-11-27		578	6.27 ~ 6.30	2010-05-27
	2002-11-27		1,003	6.51 ~ 6.55	2013-05-27
	2002-12-27		304	6.55	2014-12-27
	2002-12-27		100	6.20	2008-06-27
	2002-12-27		900	6.40	2010-06-27
	2002-12-27		500	6.65	2013-06-27
Senior
Fixed rate	2000-11-28		2,000	7.01	2003-11-28
	2000-12-28		1,600	7.01	2003-12-28
	2001-02-28		800	5.48	2004-02-28
	2001-06-28		2,300	5.87	2004-06-28
	2001-07-28		600	5.82 ~ 5.87	2004-07-28
	2001-08-28		600	5.82	2004-08-28
	2002-09-12		100	6.92	2004-09-12
	1988-07-27 ~ 2003-01-27		114,777	4.12 ~ 10.57	1991-04-30 ~ 2008-01-27
Senior Housing debentures1*	1989-08-31 ~ 2000-08-31		13	6.28 ~ 16.28	1990-11-30 ~ 2005-03-31
Subordinated housing debentures	1998.12.29		270	5.68	2004-03-31
Senior credit card account	2000-03-09 ~ 2002-12-09		56,932	2.68 ~ 10.5	2003-03-09 ~ 2008-04-10

		(Won)	228,353

1*	Debentures sold over the counter

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

12.    Debentures, Continued;

As of December 31, 2002, debentures denominated in foreign currencies comprise the following:

	Issue Date	Thousands of Dollars		Annual Interest (%)	Maturity	Listings
Floating rate	2000-04-10	USD	40,000	2.86	2003-04-10	Not listed
	2000-06-02	USD	10,000	2.77	2003-06-02	Not listed
	2000-08-10	USD	12,500	2.65	2003-08-11	Not listed
	2002-04-03	USD	46,000	1.95	2003-04-02	Not listed
	2002-04-03	USD	81,000	2.06	2004-04-03	Not listed
	2002-07-03	HKD	800,000	2.02	2003-07-02	Not listed
	2002-12-23	USD	8,000	2.00	2004-12-23	Not listed
	2002-12-23	USD	77,000	2.10	2005-12-23	Not listed
Fixed rate	2000-04-20	SGD	100,000	5.00	2003-04-20	Not listed
	2002-12-10	USD	307,674	4.63	2007-02-10	Luxembourg

USD equivalent (in thousands of USD)		USD	742,387

KRW equivalent (in millions of Won)		(Won)	891,161

The issuance limit of finance debentures issued in Won and foreign currencies is 300% of the BIS (bank for international settlements) shareholder’s equity according to the Enforcement Ordinance of the Bank Law. However, these limits under the Bank Law do not apply to the Bank’s long-term bank debentures issued for the repayment of the KLB debentures acquired due to the merger with KLB.

On November 25, 2002, Goldman Sachs Capital Koryo, L.P. converted $200 million of its subordinated foreign currency convertible bonds, all of which had been outstanding as of December 31, 2001, into common stocks (See Notes 19).

The maturities of debentures as of December 31, 2002 are as follows (in millions of Won):

	Won		Foreign Currencies		Total
Due in 3 months or less	(Won)	2,723,419	(Won)	—	(Won)	2,723,419
Due after 3 months through 6 months		3,304,664		307,557		3,612,221
Due after 6 months through 1 year		6,738,761		15,005		6,753,766
Due after 1 year through 2 years		4,170,272		106,835		4,277,107
Due after 2 years through 3 years		1,611,878		92,431		1,704,309
Due after 3 years through 4 years		1,200,019		—		1,200,019
Due after 4 years through 5 years		374,467		369,333		743,800
Thereafter		2,711,868		—		2,711,868

	(Won)	22,835,348	(Won)	891,161	(Won)	23,726,509

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

13.    Accrued Retirement Benefits:

The movements in accrued retirement benefits for the year ended December 31, 2002 are as follows (in millions of Won):

	Beginning Balance		Change in the Scope of Consolidation		Amounts Provided		Amounts Paid Out		Ending Balance
Retained retirement benefits	(Won)	25,640	(Won)	(1,735)	(Won)	49,509	(Won)	22,092	(Won)	51,322
Contributed retirement benefits		35,611		978		64,514		1,944		99,161

Total accrued retirement benefits		61,251		(757)		114,023		24,034		150,483

Contribution to National Pension Fund		(375)		—		—		(169)		(206)
Contribution to pension funds		(35,611)		437		(65,931)		(1,944)		(99,161)

	(Won)	25,265	(Won)	(320)	(Won)	48,092	(Won)	21,921	(Won)	51,116

For the year ended December 31, 2002, the Consolidated Company paid (Won)72,809 million as retirement benefits, including (Won)48,775 million of special retirement benefits for early retirement.

Contributed retirement benefits, comprising approximately 65.90% of total accrued retirement benefits as of December 31, 2002, represent the Bank’s contributions to pension funds at five insurance companies, including Korea Life Insurance Co., Ltd., and the Bank’s employees hold the right of payment from these funds.

14.    Employee Stock Options:

The Bank, under the approval of the Board of Directors, granted stock options to its executives on March 18, 2000, March 15, 2001, November 16, 2001, March 22, 2002, and July 26, 2002. In addition, the stock options of H&CB, which were granted on October 31, 1998, February 27, 1999, February 28, 2000, and March 24, 2001, were transferred to the Bank as a result of the business combination with H&CB. The details of the stock options in effect as of December 31, 2002 are as follows:

					Stock Options Transferred from H&CB
	Series 1		Series 2		Series 3		Series 4		Series 5		Series 6		Series71*2*		Series 82*		Series 9
Grant date		00.3.18		01.3.15		98.10.31		99.2.27		00.2.28		01.3.24		01.11.16		02.3.22		02.7.26
Shares granted		222,094		214,975		400,000		280,000		267,000		111,000		650,000		622,000		30,000
Shares expired to date		109,565		16,882		—		59,892		65,218		21,173		—		43,000		—
Shares exercised		—		—		320,000		220,108		—		—		—		—		—
Shares outstanding		112,529		198,093		90,000		—		201,782		89,827		650,000		579,000		30,000
Exercise method	The Bank’s choice of issuance or net settlement
Exercise price	(Won)	23,469	(Won)	28,027	(Won)	5,000	(Won)	13,900	(Won)	27,600	(Won)	25,100	(Won)	51,200	(Won)	57,100	(Won)	58,800
Exercise period		03.3.19~ 05.3.18		04.3.16~ 09.3.15		01.11.1~ 04.10.31		02.2.28~ 05.2.27		03.3.1~ 06.2.28		04.3.25~ 07.3.24		04.11.17~ 09.11.16		05.3.23~ 10.3.22		05.7.27~ 10.7.26

1*	The stock options do not include the shares which will be additionally granted if the recent three-month weighted average stock price of the Bank before exercise is higher than that of any other listed banks.
2*	The exercise price may be affected by the fluctuation of the stock price index of the banking industry

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

14.    Employee Stock Options, Continued;

The Bank had applied the fair value method using an option-pricing model in measuring compensation cost until the prior period. However, starting from the current period, expecting a high probability of grant and exercise as stock appreciation rights, the Bank changed the measurement method to the intrinsic value method. As a result, previous amounts recorded in capital adjustments (stock options) have been reclassified into accrued expenses. Compensation costs are summarized as follows (in millions of Won):

	Series 1		Series 2		Series 3		Series 5		Series 6		Series 7		Total
Previously recognized compensation cost	(Won)	830	(Won)	859	(Won)	3,584	(Won)	1,896	(Won)	475	(Won)	363	(Won)	8,007
Currently recognized compensation cost		1,081		756		(624)		848		411		(363)		2,109

Accumulated compensation cost		1,911		1,615		2,960		2,744		886		—		10,116
Compensation cost to be recognized		174		1,153		—		161		633		—		2,121

Total compensation cost	(Won)	2,085	(Won)	2,768	(Won)	2,960	(Won)	2,905	(Won)	1,519	(Won)	—	(Won)	12,237

The compensation costs to be recognized in the future are as follows (in millions of Won):

	Series 1		Series 2		Series 5		Series 6		Total
Within 1 year	(Won)	174	(Won)	923	(Won)	161	(Won)	506	(Won)	1,764
After 1 year through 2 years		—		230		—		127		357

	(Won)	174	(Won)	1,153	(Won)	161	(Won)	633	(Won)	2,121

Kookmin Credit Card Co., Ltd has accounted for its stock options under the fair value method and recorded its compensation costs in capital adjustments.

15.    Other Liabilities:

Other liabilities as of December 31, 2002 and 2001 are as follows (in millions of Won):

	2002		2001
Accrued retirement benefits (Note 13)	(Won)	51,116	(Won)	25,265
Allowance for loss on acceptances and guarantees (Note 16)		2,304		43,823
Due to trust accounts		633,555		1,466,530
Accounts payable		2,415,205		1,486,297
Accrued expenses		5,257,319		5,450,696
Advances from customers		253,593		138,079
Unearned income		152,423		169,965
Withholding taxes		92,425		147,920
Guarantee deposits received		108,705		154,312
Deferred income tax liability (Note 27)		56		824
Derivative liabilities (Note 17)		526,887		271,955
Unsettled domestic exchange transaction		541,757		1,443,480
Due to agencies		486,413		705,727
Other allowances1*		53,277		52,965
Giro accounts		289,081		264,477
Other		92,657		116,689

	(Won)	10,956,773	(Won)	11,939,004

1*	The Bank provided other allowances for possible losses in relation to the combination with the overseas branches of H&CB.

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

16.    Guarantees and Acceptances:

Guarantees and acceptances as of December 31, 2002 and 2001 are summarized as follows (in millions of Won):

	2002		2001
Outstanding Guarantees and acceptances
In Korean Won
— Guarantees on debentures	(Won)	571	(Won)	6,011
— Guarantees on loan collateral		39,234		59,930
— Guarantees on commercial bills		646		230
— Others		251,833		205,331

		292,284		271,502

In Foreign Currencies
— Acceptances on letters of credit		203,939		1,769,695
— Acceptances for letters of guarantee for importers		111,016		72,383
— Guarantees for performance		71,577		177,278
— Guarantees for bid		1,077		744
— Guarantees for borrowings		31,055		29,028
— Guarantees for repayment of advances		25,707		2,440
— Others		311,582		502,231

		755,953		2,553,799

		1,048,237		2,825,301

Contingent guarantees and acceptances
Letters of Credit		1,253,640		1,328,289
Others		63,524		58,739

		1,317,164		1,387,028

	(Won)	2,365,401	(Won)	4,212,329

As of December 31, 2002, the allowances for losses on outstanding guarantees and acceptances according to credit risk classifications are as follows (in millions of Won):

		Normal		Precautionary		Substandard		Doubtful		Estimated Loss		Total
Won	Balance	(Won)	273,097	(Won)	17,215	(Won)	1,820	(Won)	152	(Won)	—	(Won)	292,284
	Allowance		—		—		381		143		—		524

	Ratio (%)		—		—		20.00		94.08		—		0.18

Foreign currencies	Balance		678,333		69,770		7,512		227		111		755,953
	Allowance		—		—		1,545		124		111		1,780

	Ratio (%)		—		—		20.57		54.63		100		0.24

Total	Balance	(Won)	951,430	(Won)	86,985	(Won)	9,332	(Won)	379	(Won)	111	(Won)	1,048,237
	Allowance		—		—		1,926		267		111		2,304

	Ratio (%)		—		—		20.46		70.45		100		0.22

The allowance ratios for outstanding guarantees and acceptances as of December 31, 2002, 2001 and 2000 are as follows (in millions of Won):

	2002		2001		2001
Outstanding Guarantees and acceptances	(Won)	1,048,237	(Won)	2,825,301	(Won)	3,059,541
Allowances for losses from outstanding guarantees and acceptances		2,304		43,823		37,331

Ratio (%)		0.22		1.55		1.22

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

16.    Guarantees and Acceptances, Continued;

For the years ended December 31, 2002 and 2001, the changes in allowances for losses on outstanding guarantees and acceptances are as follows (in millions of Won):

	2002		2001
Beginning balance	(Won)	43,823	(Won)	37,331
Increase due to the business combination with H&CB		—		14,943
Reversal of allowance		(37,436)		(8,790)
Changes in foreign exchange rates		(4,083)		339

Ending balance	(Won)	2,304	(Won)	43,823

The guarantees and acceptances risk concentration by country as of December 31, 2002 are as follows (in millions of Won):

	Outstanding Guarantees and Acceptances			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	1,003,703	95.75	(Won)	1,310,406	99.49	(Won)	2,314,109	97.83
USA		33,571	3.20		168	0.01		33,739	1.43
Others		10,963	1.05		6,590	0.50		17,553	0.74

	(Won)	1,048,237	100	(Won)	1,317,164	100	(Won)	2,365,401	100

The guarantees and acceptances risk concentration by industry and customer as of December 31, 2002 are as follows (in millions of Won):

	Outstanding Guarantees and Acceptances			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Industrial
Manufacturing	(Won)	365,324	34.85	(Won)	792,734	60.18	(Won)	1,158,058	48.96
Service		163,138	15.56		41,391	3.14		204,529	8.65
Finance		58,223	5.56		86	0.01		58,309	2.46
Others		458,176	43.71		482,953	36.67		941,129	39.79

		1,044,861	99.68		1,317,164	100.00		2,362,025	99.86

Household		3,376	0.32		—	—		3,376	0.14

	(Won)	1,048,237	100.00	(Won)	1,317,164	100.00	(Won)	2,365,401	100.00

17.    Derivatives:

The Consolidated Company’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Consolidated Company enter into hedge transactions mainly for the purpose of hedging fair value risks related to its assets and liabilities.

Trading derivatives include futures contracts, forward contracts, swaps, and options entered into by the Consolidated Company to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Consolidated Company also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

17.    Derivatives, Continued;

Hedge derivatives comprise mainly of interest rate swaps to hedge the fair value changes or cash flow changes arising from the interest rate risk. Some hedge purpose transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported currently in earnings or where the hedged item cannot be individually identified.

For the derivative instruments for cash flow hedging purposes, the period in which the forecasted transactions are expected to occur is within 63 months from December 31, 2002, and all deferred losses recorded in capital adjustments at that date are expected to be included in the determination of net income within the 63-month period.

The notional amounts outstanding for derivative contracts as of December 31, 2002 and 2001 are as follows (in millions of Won):

	Notional Amount
	2002						2001
	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
— Future	(Won)	365,513	(Won)	—	(Won)	365,513	(Won)	732,431	(Won)	—	(Won)	732,431
— Option		310,700		—		310,700		—		—		—
— Swap		15,840,496		1,110,120		16,950,616		4,639,382		358,118		4,997,500

		16,516,709		1,110,120		17,626,829		5,371,813		358,118		5,729,931

Currency related
— Forward		13,186,383		—		13,186,383		8,447,210		—		8,447,210
— Future		739,386		—		739,386		620,019		—		620,019
— Option bought		48,616		—		48,616		2,652		—		2,652
— Option sold		127,863		—		127,863		5,304		—		5,304
— Swap		3,141,672		—		3,141,672		2,544,218		—		2,544,218

		17,243,920		—		17,243,920		11,619,403		—		11,619,403

Stock related
— Option bought		138,343		—		138,343		—		—		—
— Option sold		100,000		—		100,000		6,316		—		6,316

		238,343		—		238,343		6,316		—		6,316

Credit related
— Credit		—		—		—		39,783		—		39,783

		—		—		—		39,783		—		39,783

	(Won)	33,998,972	(Won)	1,110,120	(Won)	35,109,092	(Won)	17,037,315	(Won)	358,118	(Won)	17,395,433

Gains and losses on derivatives are as follows (in millions of Won):

	2002		2001
Gain on derivatives
Gain on derivatives transactions	(Won)	1,776,807	(Won)	2,136,038
Gain on valuation of derivatives		601,786		164,625
Gain on fair value hedged items		—		14,077

	(Won)	2,378,593	(Won)	2,314,740

Loss on derivatives
Loss on derivatives transactions	(Won)	1,625,534	(Won)	2,103,513
Loss on valuation of derivatives		558,438		231,844
Loss on fair value hedged items		9,213		1,540

	(Won)	2,193,185	(Won)	2,336,897

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

17.    Derivatives, Continued;

Derivative valuation as of December 31, 2002 is as follows (in millions of Won):

	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability		Capital Adjustment
Interest related
— Option	(Won)	191	(Won)	—	(Won)	191	(Won)	176	(Won)	—	(Won)	176	(Won)	375	(Won)	334	(Won)	—
— Swap		135,541		9,213		144,754		233,468		—		233,468		148,064		244,212		1,837

		135,732		9,213		144,945		233,644		—		233,644		148,439		244,546		1,837

Currency related
— Forward		229,907		—		229,907		209,394		—		209,394		229,446		198,334		—
— Option bought		1,404		—		1,404		—		—		—		1,023		—		—
— Option sold		—		—		—		732		—		732		—		872		—
— Swap		223,171		—		223,171		112,319		—		112,319		282,226		78,456		—

		454,482		—		454,482		322,445		—		322,445		512,695		277,662		—

Stock related
— Option bought		2,359		—		2,359		—		—		—		6,915		—		—
— Option sold		—		—		—		2,349		—		2,349		—		4,679		—

		2,359		—		2,359		2,349		—		2,349		6,915		4,679		—

	(Won)	592,573	(Won)	9,213	(Won)	601,786	(Won)	558,438	(Won)	—	(Won)	558,438	(Won)	668,049	(Won)	526,887	(Won)	1,8371*

1*	The amount of capital adjustment includes (Won)490 million of minority interest portion of unrealized gains on derivatives.

18.    Commitments and Contingencies:

As of December 31, 2002, 149 pending legal actions with an aggregate amount of claims of (Won)257,438 million are charged against the Consolidated Company and the Consolidated Company has also filed 192 lawsuits against various parties, which are still pending with an aggregate amount of claims of (Won)140,647 million. Management believes that the actions related to the Consolidated Company are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but which were sold during 1999, if they enter into bankruptcy within 3 years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently under going bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. Despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, the resulting losses from such lawsuit is not expected to materially affect the Consolidated Company’s financial statements.

The Bank has credit lines with and commitments to purchase commercial paper from asset securitization companies. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds within the contracted term and amounts. As of December 31, 2002, under these commitments, the aggregate committed credit line and loans outstanding are (Won)3,280,638 million and (Won)26,762 million, respectively. Also, the Bank entered into arrangements to purchase (Won)1,617,000 million of commercial papers issued by the securitization companies. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserve. Also, resulting expected losses amounting to (Won)9,938 million are reserved as other allowances.

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

18.    Commitments and Contingencies, Continued;

Pursuant to the asset securitization plans, the Bank previously sold loans to special purpose entities in previous periods. The related contracts for asset securitization stipulate the Bank’s performance of warranty liability for loans sold to Kookmin 6th-ABS Specialty Co., Ltd. and Jooeun 5th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) when the underlying loans are delinquent for a certain period of time or go into default. Accordingly, the Bank bears possible liabilities for collateral performance toward the SPEs within the limits of (Won)72,000 million and (Won)66,500 million, respectively, as of December 31, 2002. Kookmin Credit Card Co., Ltd., a subsidiary of the Bank sold some assets to ABS Specialty Co., Ltd and other special purpose entities. in accordance with the relevant law and the Loan Sale Contract, and the balances which have not matured as of December 31, 2002 amounted to (Won)7,710,322 million. No adjustments have been made in the accompanying financial statements related to contingent losses that may arise from these transactions.

As of December 31, 2002, loan sales to Korea Asset Management Corporation (“KAMCO”) are completed and the Bank provided an allowance of (Won)15,073 million for estimated losses from the repurchase of loans sold to KAMCO that are under the repurchase agreement (See Note 15).

The Bank sold 65.43% of its 85.43% investment in Alpha Capital Corp. (Jooeun Leasing Co., Ltd. until prior period) and (Won)172,024 million of its loans to Sun Capital Inc. for (Won)145,000 million on August 30, 2002. The Bank also sold an additional 5.03% of its investment in Alpha Capital Corp. to Sun Capital Inc. for (Won)900 million on October 28, 2002.

The Bank sold its 87.00% ownership of Kookmin Investment Trust Management Co., Ltd. and 88.66% ownership of Kookmin Leasing Co., Ltd. to Morgan Stanley Private Equity, the M&A private funds led by Morgan Stanley Global Emerging Markets Inc. and affiliated funds, and Sun Capital Inc. on May 29, 2002 and December 27, 2002, respectively, and the Bank recognized losses on disposal of investment securities amounting to (Won)10,752 million and (Won)365 million, respectively.

As of December 31, 2002 and 2001, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans in accordance with the relevant law, which has already been written off, amounting to (Won)3,750,402 million and (Won)2,490,069 million, respectively, and that of Koomin Credit Card Co., Ltd., a subsidiary of the Bank amounted to (Won)1,016,772 million and (Won)328,007 million, respectively.

As of December 31, 2002 and 2001, the Bank holds endorsed bills amounting to (Won)9,285 million and (Won)13,474 million, respectively.

In response to the generally unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms.

Certain financially troubled borrowers of the Consolidated Company including Korea Data System Co., Ltd. are experiencing a cash crisis or in the debt restructuring process under workout plans and other similar programs. As of December 31, 2002, in relation to such borrowers, total loans outstanding including guarantees and acceptances amounted to (Won)668,219 million, and the related allowances and present value discount amounted to (Won)184,641 million and (Won)5,075 million, respectively.

The Consolidated Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Consolidated Company. Actual results may differ materially from management’s current assessment.

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

19.    Capital Stock:

As of December 31, 2002, the Bank has 1,000,000,000 common shares (par value : (Won)5,000) authorized and 328,258,685 shares issued and Goldman Sachs Capital Koryo, L.P., ING Bank N.V. Amsterdam, and the Korean government own 5.13%, 3.87%, and 9.33%, respectively, of the total issued shares. During the current period, Goldman Sachs Capital Koryo, L.P. sold the 14,470,000 common shares as ADSs. As a result, as of December 31, 2002, 37,728,214 common shares, equivalent to 11.49% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by Bank of New York, the trustee of the Bank.

Under the General Banking Act, if one single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity’s voting rights are limited to those of 4% shareholders.

As a result of the business combination with H&CB, the shareholders of the Bank and H&CB, listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of one new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively.

In accordance with the resolution approved during the general shareholders’ meeting on March 22, 2002, the Bank approved a 6% stock dividend for shareholders listed on the Register of Shareholders at December 31, 2001, and issued 17,979,954 shares.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively. On November 25, 2002, Goldman Sachs Capital Koryo, L.P. converted $200 million of its subordinated foreign currency convertible bonds, equivalent to (Won)265,220 million, all of which had been outstanding as of December 31, 2001, into 10,581,269 shares of common stock at (Won)22,124 per share. As a result the Bank recorded (Won)180,919 million, net of stock issuance costs of (Won)275 million, as paid-in capital in excess of par value in capital surplus (See Notes 12 and 20).

20.    Capital Surplus:

Capital surplus as of December 31, 2002 and 2001 comprises the following (in millions of Won):

	2002		2001
Paid-in capital in excess of par value	(Won)	5,287,708	(Won)	5,107,251
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Others		105,795		62,853

	(Won)	5,968,401	(Won)	5,745,002

The movements in capital surplus for the year ended December 31, 2002 are as follows (in millions of Won):

	Beginning Balance		Increase1*		Decrease2*		Ending Balance
Paid-in capital in excess of par	(Won)	5,107,251	(Won)	181,194	(Won)	737	(Won)	5,287,708
Gain on business combination3*		397,669		—		—		397,669
Revaluation increment		177,229		—		—		177,229
Others4*		62,853		43,235		293		105,795

	(Won)	5,745,002	(Won)	224,429	(Won)	1,030	(Won)	5,968,401

1*	The increase in paid-in capital in excess of par value is due to the amount in excess of par value in the conversion of foreign currency convertible bonds (See Notes 12 and 19). The increase in other capital surplus is due to the gains on the sales of treasury stock.
2*	The decreases in paid-in capital in excess of par value are stock issuance costs for stock dividends and conversion of convertible bonds (See Notes 12 and 19)
3*	The above amount of gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.
4*	The increase of other capital surplus is due to the change of consolidation scope and disposal of treasury stock, and the amounts are (Won)42,904 million and (Won)331 million, respectively, and the decrease is due to the additional acquisition of the KB Credit Information Co., Ltd. stocks.

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

21.    Retained Earnings:

Retained earnings as of December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Legal reserves	(Won)	545,740	(Won)	413,740
Reserves for business rationalization		40,760		40,760
Special reserves		1,827,700		960,700
Other reserves		2,492		7,158
Unappropriated retained earnings		45,543		96,706

	(Won)	2,462,235	(Won)	1,519,064

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for payment of cash dividends but may be transferred to capital stock by an appropriate resolution by the Bank’s board of directors or used to reduce accumulated deficit, if any, by an appropriate resolution of the Bank’s stockholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank is required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficits, if any.

As of December 31, 2002 and 2001, other reserves comprise the following (in millions of Won):

	2002		2001
Reserves for overseas investment losses	(Won)	—	(Won)	5,417
Other reserves		2,492		1,741

	(Won)	2,492	(Won)	7,158

Pursuant to the Tax Exemption and Reduction Control Law, the Bank appropriates reserves for overseas investment losses. Other reserves are those appropriated for the operations of overseas branches.

The movements in loss in excess of minority interest are as follows (in millions of Won):

Subsidiaries	Beginning Balance		Increase		Decrease		Ending Balance
Kookmin Leasing Co., Ltd.1*	(Won)	3,358	(Won)	—	(Won)	3,358	(Won)	—
Jooeun Industrial Co., Ltd.1*		1		—		1		—

	(Won)	3,359	(Won)	—	(Won)	3,359	(Won)	—

1*	The decrease in this fiscal year is caused by excluding Kookmin Leasiong Co., Ltd. and Jooeun Industrial Co., Ltd. from the scope of consolidation.

22.    Capital Adjustments:

As of December 31, 2002 and 2001, capital adjustments comprise the following (in millions of Won):

	2002		2001
Treasury stock	(Won)	(148,973)	(Won)	(1,363)
Unissued stock dividends		—		89,900
Unrealized gain on investment securities		178,046		90,716
Employee stock options (See Note 14)		397		26,021
Unrealized gain on derivatives (See Note 17)		1,347		—

	(Won)	30,817	(Won)	205,274

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

22.    Capital Adjustments, Continued

The movements in capital adjustments for the year ended December 31, 2002 are as follows (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance
Treasury stock	(Won)	(1,363)	(Won)	(149,704)	(Won)	(2,094)	(Won)	(148,973)
Unissued stock dividends		89,900		—		89,900		—
Unrealized gain on investment securities		90,716		205,557		118,227		178,046
Employee stock options (See Note 14)		26,021		397		26,021		397
Unrealized gain on derivatives (See Note 17)		—		1,347		—		1,347

	(Won)	205,274	(Won)	57,597	(Won)	232,054	(Won)	30,817

The Bank, under the approval of the Board of Directors on July 26, 2002, established an Employee Stock Option Plan for the welfare of the employees and purchased 3,000,000 shares of treasury stock under the plan.

23.    Minority Interest:

The changes in minority interests for the year ended December 31, 2002 are as follows (in millions of Won):

Subsidiaries	Beginning Balance		Minority Interest Gains (Losses)		Increase		Decrease		Ending Balance
Kookmin Credit Card Co., Ltd.	(Won)	281,761	(Won)	(67,128)	(Won)	26,403	(Won)	4,608	(Won)	236,428
Kookmin Investment Co., Ltd.		3,030		(2,369)		34		612		83
Kookmin Data System Corp.		3		1		—		—		4
Kookmin Futures Co., Ltd.		5		—		—		—		5

Kookmin Bank Investment Trust Mgt. Co., Ltd. 1*		5,023		—		—		5,023		—
Alpha Capita Co., Ltd. 1*		3,772		—		—		3,772		—
KB Real Estate Trust Co., Ltd.		10,472		3,296		—		2,300		11,468
KB Credit Information Co., Ltd.		5,063		940		—		1,636		4,367

	(Won)	309,129	(Won)	(65,260)	(Won)	26,437	(Won)	17,951	(Won)	252,355

1*	The decrease is due to the change in the scope of consolidation.

24.    Other Non-interest Income (Expenses):

Other non-interest income (expenses) for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Other non-interest income:
— Realized gain on trading securities	(Won)	155,802	(Won)	196,916
— Unrealized gain on trading securities		118,486		13,325
— Gain on trust management		259,324		215,618
— Reversal of allowance for losses on acceptances and guarantees		37,436		8,790
— Others		26,600		11,242

	(Won)	597,648	(Won)	445,891

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

24.    Other Non-interest Income (Expenses), Continued;

	2002		2001
Other non-interest expenses:
— Realized loss on trading securities	(Won)	61,262	(Won)	147,566
— Unrealized loss on trading securities		—		27,755
— Contributions to special funds		150,780		88,027
— Others		211,973		104,705

	(Won)	424,015	(Won)	368,053

25.    General and Administrative Expenses:

General and administrative expenses for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Salaries and wages	(Won)	1,242,815	(Won)	625,156
Retirement benefits (Note 13)		114,023		124,853
Other employee benefits		290,932		385,376
Rent		62,692		27,516
Depreciation		365,073		183,492
Amortization		80,398		13,967
Taxes and dues		121,511		74,407
Advertising		174,566		73,676
Ordinary R&D		110,091		40,312
Fees and commissions		117,744		55,651
Others		297,630		160,444

	(Won)	2,977,475	(Won)	1,764,850

26.    Non-Operating Income (Expenses):

Non-operating income (expenses) for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Non-operating income:
— Gain on disposal of fixed assets	(Won)	1,968	(Won)	2,694
— Rent income		3,337		3,025
— Gain on investment in associates (Note 5)		—		3,185
— Realized gain on investment securities		392,980		137,513
— Reversal of impairment loss on equity investment securities		15,318		617
— Reversal of impairment loss on debt investment securities		12,380		7,663
— Unrealized gain on investment in funds		2,022		85,519
— Gain on sale of troubled loans		16,627		1,650
— Others		319,290		90,299

	(Won)	763,922	(Won)	332,165

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

26.    Non-Operating Income (Expenses), Continued;

	2002		2001
Non-operating expenses:
— Loss on disposal of fixed assets	(Won)	8,369	(Won)	20,269
— Loss on investment in associates (Note 5)		17,484
— Realized loss on investment securities		204,754		48,283
— Impairment loss on equity investment securities (Note 5)		297,883		14,181
— Impairment loss on debt investment securities (Note 5)		78,512		111,764
— Loss on sale of troubled loans		114,271		163,955
— Retirement benefits		48,775		38,925
— Others		131,651		114,627

		901,699		512,004

Net amount	(Won)	(137,777)	(Won)	(179,839)

27.    Income Tax Expenses:

Income tax expenses for the years ended December 31, 2002 and 2001 comprise the following (in millions of Won):

	2002		2001
Income taxes payable	(Won)	630,187	(Won)	437,006
Deferred income taxes from temporary differences		(44,833)		93,979
Deferred income taxes from loss carry-forwards1*		28,929		—

		614,283		530,985
Retained earnings adjustments		(1,899)		29,415

Income tax expenses	(Won)	612,384	(Won)	560,400

1*	The above amounts of loss carry-forwards are from the prior period and all amounts are realized as of December 31, 2002.

For the years ended December 31, 2002 and 2001, the legal tax rates of the consolidated company are 29.7% and 30.8%, respectively. However, the effective tax rates for income before income tax expenses are 33.68% and 36.92%, respectively, due to tax adjustments during the same periods.

	2002		2001
Income before income tax expenses	(Won)	1,818,432	(Won)	1,517,832

Income taxes calculated by legal tax rates	(Won)	540,074	(Won)	467,492
Income taxes effects of
Expenses not deductible for tax purposes		43,443		11,621
Income not assessable for tax purposes		(33,165)		(19,337)
Losses incurred by subsidiaries, not transferable to the parent company		62,032		100,624

Income tax expenses	(Won)	612,384	(Won)	560,400

Deferred income taxes adjusted by temporary differences in retained earnings for the years ended December 31, 2002 and 2001 are as follows (in millions of Won):

	2002				2001
	Temporary Difference		Income Tax Effect		Temporary Difference		Income Tax Effect
Loans converted to equity securities	(Won)	—	(Won)	—	(Won)	90,948	(Won)	27,012
Unrealized gains (losses) on investment in associates		(6,489)		(1,927)		8,093		2,403
Others		94		28

	(Won)	(6,395)	(Won)	(1,899)	(Won)	99,041	(Won)	29,415

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

27.    Income Tax Expenses, Continued;

The significant changes in accumulated temporary differences and deferred income taxes for the year ended December 31, 2002 comprise the following (in millions of Won):

	Beginning Balance		Increase		Decrease		Ending Balance		Deferred Tax Assets (Liabilities)
Allowance for loan losses	(Won)	706,316	(Won)	328,491	(Won)	701,272	(Won)	333,535	(Won)	97,776
Accrued interest		(491,721)		(421,749)		(491,721)		(421,749)		(125,216)
Unrealized loss on securities		48,084		280,887		(360,351)		689,322		193,602
Unrealized loss on derivatives		32,011		(99,269)		32,950		(100,208)		(29,761)
Present value discounts		95,828		20,145		87,972		28,001		8,316
Allowance for losses on guarantees and acceptances		43,823		17		41,536		2,304		684
Accrued retirement benefits		3,104		28,245		30,160		1,189		328
Reserve for overseas investment losses		(10,104)		1,125		(6,664)		(2,315)		(382)
Depreciation		(1,423)		1,324		504		(603)		(180)
Stock option compensation cost		26,021		10,116		26,021		10,116		3,004
Others		43,090		78,866		15,565		106,391		39,841

	(Won)	495,029	(Won)	228,198	(Won)	77,244	(Won)	645,983	(Won)	188,012

28.    Earnings Per Share:

Earnings per share (“EPS”) and ordinary income per share for the years ended December 31, 2002 and 2001 are calculated as follows. (in millions of Won):

	2002		2001
Net income (in millions of Won)	(Won)	1,271,308	(Won)	836,875
Weighted average number of common shares outstanding		317,786,872		199,825,909

Earnings per share (in Won)	(Won)	4,001	(Won)	4,188

Weighted average number of common shares outstanding for the year ended December 31, 2002 is calculated as follows:

	Number of Shares	Days Outstanding		Weighted Average Number of Shares
Number of common shares outstanding-beginning balance	317,677,416	365		317,677,416
Treasury common stock – beginning balance	(31,548)	365		(31,548)
Treasury common stock – acquisition during the current period	(3,036,089)	114[1]	*	(951,890)
Treasury common stock – disposal during the current period	41,548	178[1]	*	20,272
Converted portion of convertible bonds	10,581,269	37		1,072,622

Weighted average number of common shares outstanding before dilution				317,786,872

1*	As acquisitions and dispositions of treasury stocks occurred frequently during the year ended December 31, 2002, those transactions are recorded in aggregates and the weighted average number of common shares outstanding is utilized for the adjustments of the dates.

The employee stock options are not potential common shares since these are expected to be settled in cash. As of December 31, 2002, there are no potential common shares.

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

29.    Related Party Transactions:

Significant transactions with related parties for the year ended December 31, 2002 are as follows (in millions of Won):

Account	Beginning Balance		Increase		Decrease		Ending Balance		Transactions Relating to P/L
Kookmin Credit Card Co., Ltd.
Loans	(Won)	122,526	(Won)	289,800	(Won)	1,743	(Won)	410,583	(Won)	17,150
Other assets		1,907		876		—		2,783		9,528
Deposits		4,687		7,369		—		12,056		(131)
Borrowings		—		—		—		—		(1,355)
Other liabilities		18,334		97,271		1,426		114,179		(12,388)
Commissions income		—		—		—		—		153,271
Commissions expenses		—		—		—		—		(220)
Kookmin Venture Capital Co., Ltd.
Loans		96,000		—		96,000		—		4,115
Deposits		29,811		—		13,669		16,142		(1,025)
Kookmin Data System Co., Ltd.
Deposits		3,676		3,227		—		6,903		(187)
Other liabilities		879		—		—		879		—
Kookmin Futures Co., Ltd.
Due from banks		2,092		—		1,713		379		5
Deposits		10,646		8,214		—		18,860		(567)
Other liabilities		620		—		—		620		—
Kookmin Bank Luxembourg S.A.
Due from banks		—		48,337		—		48,337		148
Loans		218,807		77,168		156,273		139,702		4,789
Other assets		—		815		—		815		3,131
Borrowings		—		24,008		—		24,008		(80)
Other liabilities		10,058		1,174		155		11,077		(922)
Kookmin Bank International (London) Ltd.
Due from banks		—		24,490		—		24,490		70
Loans		146,911		40,408		1,257		186,062		3,576
Other assets		—		—		—		—		359
Borrowings		7,670		72,757		—		80,427		(308)
Other liabilities		1,932		11,313		—		13,245		(2,691)
Kookmin Finance H.K. Ltd.
Due from banks		2,030		4,288		—		6,318		22
Loans		182,052		1,200		7,402		175,850		4,721
Borrowings		—		—		—		—		(161)
Finance debentures		6,463		—		6,463		—		(232)
Other liabilities		—		5,424		—		5,424		—
Kookmin Investment Trust Mgt. Co., Ltd.
Deposits		25,326		—		23,978		1,348		(802)
KB Real Estate Trust Co., Ltd.
Loans		40,000		—		10,000		30,000		3,005
Deposits		241		104,513		—		104,754		(4)
Guarantee deposits received		1,797		—		15		1,782		—
Guarantees and acceptances		53		—		53		—		—
KB Credit Information Co., Ltd.
Deposits		7,838		1,658		—		9,496		(444)
Guarantee deposits received		1,566		1,225		—		2,791		176
Accounts payable		1,584		1,013		—		2,597		—
Commissions expenses		—		—		—		—		(26,894)

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

30.    Transactions with Financial Institutions:

The assets and liabilities related to transactions with financial institutions for the year ended December 31, 2002 are as follows (in millions of Won):

Accounts	Description	The Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	Due from banks in Won	(Won)	1,340,482	(Won)	99,849	(Won)	248,664	(Won)	1,688,995
	Due from banks in foreign currencies		25,677		512,158		5,064		542,899

			1,366,159		612,007		253,728		2,231,894

Loans	Loans in Won		—		20,941		599,290		620,231
	Loans in foreign currencies		—		741,872		—		741,872
	Call loans		—		318,628		—		318,628
	Others		—		—		39,900		39,900

			—		1,081,441		639,190		1,720,631

Deposits	Deposits in Won		—		1,035,285		2,485,307		3,520,592
	Deposits in foreign currencies		—		66,003		—		66,003

			—		1,101,288		2,485,307		3,586,595

Borrowings	Borrowings in Won		671,854		2,460,871		3,381,211		6,513,936
	Borrowings in foreign currencies		—		2,548,737		592,014		3,140,751
	Others		37,493		—		305,966		343,459

			709,347		5,009,608		4,279,191		9,998,146

Debentures	Debentures in Won		—		336,500		334,900		671,400
	Debentures in foreign currencies		—		793,211		—		793,211

			—		1,129,711		334,900		1,464,611

31.    Interest Bearing Assets and Liabilities:

Assets and liabilities bearing interest income and interest expenses for the year ended December 31, 2002 are as follows (in millions of Won):

Interest Bearing Assets	Average Balance		Interest Income		Average Yield (%)
Due from banks	(Won)	1,573,864	(Won)	56,412	3.58%
Trading securities		5,893,935		369,631	6.27%
Investment securities		19,344,213		2,059,765	10.65%
Loans		128,335,229		10,472,306	8.16%

	(Won)	155,147,241	(Won)	12,958,114

Interest Bearing Liabilities	Average Balance		Interest Expenses		Average Yield (%)
Deposits	(Won)	124,107,684	(Won)	4,982,936	4.02%
Borrowings		15,528,108		735,982	4.74%
Debentures		17,591,021		1,236,299	7.03%

	(Won)	157,226,813	(Won)	6,955,217

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

32.    Business Combination with H&CB:

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on New York Stock Exchange as ADSs since November 1, 2001.

33.    Statement of Cash Flows:

Cash and cash equivalents as of December 31, 2002 and 2001 as presented in the consolidated statement of cash flows comprise the following (in millions of Won):

	2002		2001
Cash on hand	(Won)	2,393,118	(Won)	2,553,714
Cash in foreign currencies		186,780		147,314
Due from banks in Won		1,688,995		4,840,695
Due from banks in foreign currencies		542,899		329,591

		4,811,792		7,871,314
Restricted deposits		1,604,544		4,401,794

	(Won)	3,207,248	(Won)	3,469,520

Major transactions that do not involve cash inflows and cash outflows for the years ended December 31, 2002 and 2001 are presented as follows (in millions of Won):

	2002		2001
Unrealized gains or losses on investment securities in consolidated capital adjustments	(Won)	87,330	(Won)	(67,294)
Loan restructuring		122,043		183,432
Write-off of loans		1,528,327		1,092,672
Sale of non-performing loans		58,750		366,868
Conversion of convertible bonds		234,100		31,864
Extinguishments of preferred stock		—		200,000
Retained earnings appropriation for dividends		325,234		119,867
Issuance of stock dividends		89,900		—
Conversion of loans to equity securities		109,931		—
Transfer of assets, liabilities and equity due to the business combination with H&CB		—		66,392,324

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

34.    Assets and Liabilities Denominated in Foreign Currencies:

Significant assets and liabilities denominated in foreign currencies as of December 31, 2002 comprise the following:

	Total Balances			Major Denomination Currencies1*
	Millions of Won		Thousands of US Dollars	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	186,780	$155,598	$63,914	€15,676	¥7,450,032
Due from banks		542,899	452,265	404,009	6,769	6,062,988
Trading securities		11,842	9,865	9,865	—	—
Investment securities		1,269,839	1,057,847	907,910	7,045	4,789,879
Loans		4,259,199	3,548,150	2,308,773	87,613	65,532,564
Bills bought		756,300	630,040	588,877	25,336	840,286
Advances for customers		2,223	1,852	1,852	—	—
Call loans		195,741	163,063	154,700	4,000	50,000
Liabilities
Deposits		1,212,004	1,009,666	900,160	12,346	17,863,339
Borrowings		3,140,751	2,616,420	2,134,304	94,893	46,007,284
Due to Bank of Korea		37,493	31,234	31,234	—	—
Call money		76,666	63,867	41,500	—	5,679,100
Debentures		891,161	742,387	495,962	—	—
Unsettled foreign payables	(Won)	20,895	$17,406	$12,772	€939	¥138,208

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Korea Financial Telecommunications & Clearing Institute at the balance sheet date.

35.    Values Added Calculation:

Major accounts included in general and administrative expenses to measure values added for the years ended December 31, 2002 and 2001 are as follows (in millions of Won):

	2002		2001
Salaries and wages	(Won)	1,242,815	(Won)	625,156
Retirement benefits		114,023		124,853
Other employee benefits		290,932		385,376
Rent		62,692		27,516
Depreciation		365,073		183,492
Amortization		80,398		13,967
Taxes and dues		121,511		74,407

	(Won)	2,277,444	(Won)	1,434,767

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

36.    Business Segments:

The following tables show the distribution of the Consolidated Company’s operations by business segment as of December 31, 2002 (in millions of Won):

	Financing and Insurance		Non-financing & Insurance		Adjustments for consolidation		Total
Cash and due from Banks	(Won)	4,979,428	(Won)	13,518	(Won)	(202,310)	(Won)	4,790,636
Trading securities		9,333,854		—		(60,409)		9,273,445
Investment securities		28,635,431		5		(1,046,575)		27,588,861
Loans		137,130,579		873		(1,704,791)		135,426,661
Fixed assets		3,360,847		379		(1,068)		3,360,158
Other assets		7,020,162		3,515		(337,164)		6,686,513

Total Assets	(Won)	190,460,301	(Won)	18,290	(Won)	(3,352,317)	(Won)	187,126,274

Deposits	(Won)	127,165,548	(Won)	—	(Won)	(274,588)	(Won)	126,890,960
Borrowings		17,204,165		—		(1,731,071)		15,473,094
Debentures		23,483,306		—		(32,960)		23,450,346
Other liabilities		11,221,922		3,871		(269,020)		10,956,773

Total Liabilities		179,074,941		3,871		(2,307,639)		176,771,173

Capital stock		2,281,164		8,000		(647,871)		1,641,293
Consolidated capital surplus		6,030,400		—		(61,999)		5,968,401
Consolidated retained earnings		2,949,621		6,419		(493,805)		2,462,235
Consolidated capital adjustments		124,175		—		(93,358)		30,817
Minority interest		—		—		252,355		252,355

Total Shareholder’s Equity		11,385,360		14,419		(1,044,678)		10,355,101

Total Liabilities and Shareholders’ Equity	(Won)	190,460,301	(Won)	18,290	(Won)	(3,352,317)	(Won)	187,126,274

Operating revenue	(Won)	19,670,746	(Won)	43,935	(Won)	(851,084)	(Won)	18,863,597
Interest revenue		13,176,242		645		(88,450)		13,088,437
Fees & commissions		2,750,723		43,290		(222,735)		2,571,278
Other revenue		3,743,781		—		(539,899)		3,203,882
Operating expenses		17,683,455		41,096		(817,163)		16,907,388
Interest expenses		7,074,256		—		(66,301)		7,007,955
Fees & commissions		1,026,672		28,325		(192,490)		862,507
Other expenses		6,589,581		10		(530,140)		6,059,451
General and administration		2,992,946		12,761		(28,232)		2,977,475

Operating income		1,987,291		2,839		(33,921)		1,956,209
Non-operating income		761,851		8		2,063		763,922
Non-operating expenses		1,083,293		164		(181,758)		901,699

Ordinary income		1,665,849		2,683		149,900		1,818,432
Extraordinary gain		—		—		—		—
Extraordinary loss		—		—		—		—

Income before income tax		1,665,849		2,683		149,900		1,818,432
Income tax expenses		598,429		674		13,281		612,384

Net income before consolidation adjustment		1,067,420		2,009		136,619		1,206,048
Minority interest in earnings of consolidated subsidiaries		—		—		65,260		65,260

Consolidated net income	(Won)	1,067,420	(Won)	2,009	(Won)	201,879	(Won)	1,271,308

Continued;

KOOKMIN BANK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002 and 2001

36.    Business Segments, Continued;

The following table shows the distribution of the Consolidated Company’s operations by industry (in millions of Won):

	Banking		Credit card		Others		Adjustments for Consolidation		Total
Operating revenue	(Won)	15,584,501	(Won)	3,134,577	(Won)	995,603	(Won)	(851,084)	(Won)	18,863,597
(Inter-company transaction)		(326,010)		(1,950)		(523,124)		851,084		—

		15,258,491		3,132,627		472,479		—		18,863,597

Operating Income		2,265,765		(337,331)		61,696		(33,921)		1,956,209

Cash and due from banks		4,599,356		103,505		290,085		(202,310)		4,790,636
Securities		30,940,750		3,112,127		3,916,412		(1,106,983)		36,862,306
Loans		126,730,561		9,256,060		1,144,831		(1,704,790)		135,426,662
Fixed assets		3,092,616		260,600		8,010		(1,069)		3,360,157
Other assets		6,135,558		649,077		239,043		(337,165)		6,686,513

Total assets	(Won)	171,498,841	(Won)	13,381,369	(Won)	5,598,381	(Won)	(3,352,317)	(Won)	187,126,274

The following table shows the distribution of the Consolidated Company’s operations by geographical market (in millions of Won):

	Domestic		Overseas		Adjustments for consolidation		Total
Operating revenue	(Won)	19,596,963	(Won)	117,718	(Won)	(851,084)	(Won)	18,863,597
(Inter-company transactions)		(848,575)		(2,509)		851,084		—

		18,748,388		115,209		—		18,863,597

Operating Income		1,949,839		40,291		(33,921)		1,956,209

Cash and due from banks		4,757,340		235,606		(202,310)		4,790,636
Securities		37,719,432		249,857		(1,106,983)		36,862,306
Loans		135,767,735		1,363,717		(1,704,790)		135,426,662
Fixed assets		3,357,608		3,618		(1,069)		3,360,157
Other assets		7,009,049		14,629		(337,165)		6,686,513

Total assets	(Won)	188,611,164	(Won)	1,867,427	(Won)	(3,352,317)	(Won)	187,126,274

37.    Reclassification of prior year financial statement presentation :

Certain amounts in the financial statements as of and for the year ended December 31, 2001 have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on previously reported net income or stockholders’ equity.